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                                  ShopRite(R)

                                    FOODARAMA
                               SUPERMARKETS, INC.

                  A World Class Supermarket 2003 Annual Report

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ShopRite(R)

The Company operates a chain of twenty-four supermarkets located in Central New Jersey, as well as two liquor stores and two garden centers, all licensed as ShopRite. The Company also operates a central food processing facility to supply its stores with meat, various prepared salads, prepared foods and other items, and a central baking facility which supplies its stores with bakery products. The Company is a member of Wakefern Food Corporation, the largest retailer-owned food cooperative warehouse in the United States and owner of the ShopRite name.

The Company has incorporated the concept of "World Class" supermarkets into its operations. "World Class" supermarkets are significantly larger than conventional supermarkets and feature fresh fish-on-ice, prime meat service butcher departments, in-store bakeries, international foods including Chinese, sushi and kosher sections, salad bars, snack bars, meals to go, bulk foods and pharmacies. The Company has also introduced many of these features into its conventionally sized supermarkets through extensive renovations; these stores are considered "Mini-World Class" supermarkets. Currently, twenty-one of the Company's stores are "World Class," one is a "Mini-World Class" and two are conventional supermarkets.

            Average Annual Sales Per Store*       Average Sales of Selling Area*
            (in millions)                          (per square foot)

            [BAR GRAPH OMITTED]                   [BAR GRAPH OMITTED]

            * Sales for stores open less than 52 weeks have been annualized except for the Hamilton, New Jersey store which opened October 29, 2003 and was excluded from the chart.

Dear Shareholder:

      Fiscal 2003 was an exciting year for Foodarama. Sales exceeded one billion dollars for the first time in our history and we opened four new locations, two of which were replacements for older, smaller stores. Sales in fiscal 2003 were $1,049,653,000 an increase of 8.9% from fiscal 2002 sales of $963,611,000. This increase was the result of improved sales in existing locations and sales from the four new locations opened in Woodbridge, Ewing, North Brunswick and Hamilton, New Jersey in December 2002, January 2003, May 2003 and October 2003, respectively. The locations opened in December 2002 and May 2003 replaced older, smaller stores. Comparable stores sales increased 1.5% in fiscal 2003. This increase in comparable store sales was less than in recent years as the result of a softening in the economy, the effect of competitive store openings, the impact of deflation in certain product categories and the impact of our replacement stores on several of our existing locations.

      Income from operations increased 19.5% to $16,065,000 in fiscal 2003 from $13,438,000 in fiscal 2002. However, net income declined 29.5% to $2,283,000 or $2.26 per diluted share in fiscal 2003 compared to $3,240,000 or $3.01 per diluted share in the prior year period. Net income was impacted primarily by pre-opening costs for the new stores, increases in labor and related fringe benefits which resulted from increased sales in service intensive departments, additional personnel for the new locations and contractual increases in fringe benefits and increased interest expense which was the result of an increase in average debt outstanding, including increased capitalized lease obligations, and an increase in the average interest rate paid on debt.

      Earnings before interest, taxes, depreciation and amortization ("EBITDA") for fiscal 2003 were $33,636,000, an increase of 19.8% over the fiscal 2002 EBITDA of $28,076,000. EBITDA is presented because we believe that EBITDA is a useful supplement to net income and other measurements under accounting principles generally accepted in the United States since it is a meaningful measure of a company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States. Accordingly, we direct your attention to a table reconciling reported net income to EBITDA included in Management's Discussion and Analysis of Financial Condition and Results of Operations--Net Income.

      The Company's working capital position improved by $4,549,000 in fiscal 2003 to a ratio of 1.05 to 1.00 from .99 to 1.00 in fiscal 2002. We spent $34,432,000 on numerous capital projects during fiscal 2003, including the purchase of equipment and leasehold improvements for the four new locations opened in fiscal 2003, the construction of and equipment for our new bakery commissary, projects currently in process for two new stores and the expansion and remodeling of an existing location. The expansion of the existing location in East Brunswick, New Jersey was completed in December 2003 and the remodeling of this location was completed in February 2004. The Company made principal payments under long-term debt, excluding capitalized leases, of $8,260,000 and additional long-term debt of $31,268,000 was incurred.

      During fiscal 2003 we were required to make an additional investment in Wakefern Food Corporation for two new stores. In addition, on June 19, 2003 Wakefern increased the amount that each shareholder is required to invest in Wakefern's capital stock to a maximum of $650,000 for each store operated by such shareholder member. Previously, the maximum was $550,000 per store. The above changes in the amounts of required investment increased our investment in Wakefern by $3,288,000, which will be paid weekly, without interest, over a four year period ending in fiscal 2007.

      The Company owns a 15.6% interest in Wakefern, which provides purchasing, warehousing and distribution services on a cooperative basis to its shareholder members, all of which are operators of ShopRite supermarkets. Wakefern requires all of its shareholder members to enter into agreements with Wakefern providing for certain commitments by, and restrictions on, its shareholder members. Among the restrictions in the agreement is a general requirement that a shareholder member must compensate Wakefern for lost warehouse volume if the member withdraws from the cooperative. Similar withdrawal payments are due if Wakefern loses volume by reason of a member selling its stores, merging with another entity or transferring a controlling corporate interest.

      The locations opened in Woodbridge, Ewing, North Brunswick and Hamilton, New Jersey are all World Class stores and have been very well received by our customers. All of these locations have exceeded their initial projections and have shown continued improvement in operating results since opening. Construction has commenced on two additional World Class stores, one of which is a replacement location for an older, smaller store. Additionally, the remodeling of two other locations is underway. Leases have also been signed for two new locations and for the expansion and remodeling of an existing location. Negotiations are also ongoing for a lease for one new location. All of these projects will be World Class stores.

      The Company and the other defendants have settled the shareholder derivative litigation initiated by Melvin Jules Bukiet, on behalf of himself and acting as trustee for the benefit of minors Madeline Bukiet, Miles Bukiet and Louisa Bukiet against the Company, as nominal defendant, and the members of the Foodarama Board of Directors. A description of the allegations made in the lawsuit, the terms of the settlement and the plaintiffs' pending application for an award of legal fees are set forth elsewhere in this report. Your attention is directed to Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 14 to the Company's Consolidated Financial Statements.

      You will note that the plaintiffs have applied for an award of legal fees of $975,000 in connection with the settlement of the derivative action. We believe that the amount of the attorneys fees sought by the plaintiffs is unreasonable and have vigorously contested the plaintiffs' fee application. The Company's officers and directors liability insurance carrier has preliminarily advised us that certain of the claims made in the derivative action and related legal expense are not, in the insurance carrier's view, covered by the policy. It is not possible, at this juncture, to predict the amount of fees that may be awarded to plaintiffs or whether or to what extent any such fees and the Company's expenses for defending the derivative action will be covered by its directors and officers liability insurance policy. Accordingly, we have not accrued for legal fees and expenses which may be incurred in connection with this matter in the statement of operations for the fifty-two weeks ended November 1, 2003. Net income and EBITDA in fiscal 2004 may be adversely affected to the extent that the Company's defense costs and any legal fees that may be awarded are not covered by directors and officers liability insurance.

      We are pleased to report that effective November 2, 2003, your Board of Directors elected Richard J. Saker to assume the position of Chief Executive Officer of the Company. Joseph J. Saker relinquished the position of Chief Executive Officer, but will continue to serve as an executive officer of the Company, occupying the position of Chairman of the Board. The Company's Board of Directors has approved the terms of a two year employment agreement with Joseph
J. Saker as described in the Proxy Statement. As we make this transition, we pledge our commitment to the continued growth and development of Foodarama Supermarkets, Inc.

      At this time, we want to extend our appreciation to our employees, shareholders and vendors for their continued loyalty and support. We also wish to express our gratitude to our customers for their continued patronage of the Foodarama ShopRite stores.


/s/ Joseph J. Saker                     /s/ Richard J. Saker

Joseph J. Saker                         Richard J. Saker
Chairman of the Board                   President and Chief Executive Officer

                               2003 ANNUAL REPORT

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in this Annual Report, including without limitation the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" are, or may be deemed to be, "forward- looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Foodarama Supermarkets, Inc. (the "Company," which may be referred to as we, us or our) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements contained in this Annual Report. Such potential risks and uncertainties, include without limitation, competitive pressures from other supermarket operators, warehouse club stores and discount general merchandise stores, economic conditions in the Company's primary markets, consumer spending patterns, availability of capital, cost of labor, cost of goods sold including increased costs from the Company's cooperative supplier, Wakefern Food Corporation ("Wakefern"), and other risk factors detailed herein and in other of the Company's Securities and Exchange Commission filings. The forward-looking statements are made as of the date of this Annual Report and the Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those projected in such forward-looking statements.

--------------------------------------------------------------------------------

Stock Price and Dividend Information

The Common Stock of the Company is traded on the American Stock Exchange under the ticker symbol "FSM." High and low stock prices were as follows:

                     Fiscal Quarter Ended              High         Low
                     ---------------------------------------------------
                     February 2, 2002 ........        $43.00      $35.75
                     May 4, 2002 .............         47.50       34.50
                     August 3, 2002 ..........         47.25       36.90
                     November 2, 2002 ........         35.75       22.55

                     February 1, 2003 ........        $29.20      $26.00
                     May 3, 2003 .............         28.55       23.98
                     August 2, 2003 ..........         27.50       24.33
                     November 1, 2003 ........         28.70       22.50

No dividends have been declared or paid on the Company's Common Stock since October 1979. The Company has approximately 312 shareholders of record and approximately 295 beneficial owners.

--------------------------------------------------------------------------------

5 Year Summary of Operations

                                                                                    Fiscal Years Ended
                                                         ---------------------------------------------------------------------------
                                                         November 1,    November 2,      November 3,    October 28,      October 30,
                                                            2003           2002            2001(a)          2000             1999
                                                         ---------------------------------------------------------------------------
                                                                             (000's omitted except per share data)
Sales ..............................................     $1,049,653      $  963,611      $  945,301      $  866,363      $  778,726
Cost of goods sold .................................        776,656         718,520         711,092         657,436         592,606
                                                         ---------------------------------------------------------------------------
Gross profit .......................................        272,997         245,091         234,209         208,927         186,120
                                                         ---------------------------------------------------------------------------
Operating expenses .................................        256,932         231,653         220,283         198,216         177,780
Interest, net ......................................         12,260           8,036           7,362           6,741           5,254
                                                         ---------------------------------------------------------------------------
                                                            269,192         239,689         227,645         204,957         183,034
                                                         ---------------------------------------------------------------------------
Income before income tax provision .................          3,805           5,402           6,564           3,970           3,086
Income tax provision ...............................         (1,522)         (2,162)         (2,626)         (1,588)         (1,141)
                                                         ==========================================================================
Net income .........................................     $    2,283      $    3,240      $    3,938      $    2,382      $    1,945
                                                         ==========================================================================
Income per common share:
  Basic ............................................     $     2.31      $     3.16      $     3.54      $     2.13      $     1.74
                                                         ==========================================================================
  Diluted ..........................................     $     2.26      $     3.01      $     3.50      $     2.13      $     1.74
                                                         ==========================================================================
Weighted average number of common
  shares outstanding:
    Basic ..........................................        986,789       1,024,235       1,111,727       1,117,290       1,117,290
                                                         ==========================================================================
    Diluted ........................................      1,011,350       1,076,030       1,124,192       1,117,290       1,117,290
                                                         ==========================================================================

(a)   53 weeks

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are those accounting policies that management believes are important to the portrayal of the Company's financial condition and results. The application of those critical accounting policies requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Goodwill:

Effective November 3, 2002, the Company implemented Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Other Intangible Assets." Goodwill and other intangibles that have indefinite useful lives will not be amortized, but instead will be tested at least annually for impairment at the reporting unit level. The Company has determined that it is contained within one reporting unit and as such, impairment is tested at the company level. During the first quarter of fiscal 2003, the Company completed goodwill transition and annual impairment tests prescribed by SFAS 142 and concluded that no impairment of goodwill existed.

Patronage Dividends:

As a stockholder of Wakefern, the Company earns a share of Wakefern's earnings, which is distributed as a "patronage dividend." This dividend is based on a distribution of Wakefern's operating profits for its fiscal year, which ends the Saturday closest to September 30, in proportion to the dollar volume of business transacted by each member of Wakefern during that fiscal year. Patronage dividends are recorded as a reduction of cost of goods sold. The Company accrues estimated patronage dividends due from Wakefern quarterly based on an estimate of the annual Wakefern patronage dividend and an estimate of the Company's share of this annual dividend based on the Company's estimated proportional share of the dollar volume of business transacted with Wakefern that year. These estimates are based on both historical patronage dividend percentages and current volume merchandise purchased from Wakefern.

Pension Plans:

We sponsor two defined benefit pension plans covering administrative personnel and members of a union. The plans' assets consist primarily of publicly traded stocks and fixed income securities. The determination of the Company's obligation and expense for pension benefits is dependent, in part, on the Company's selection of assumptions used by actuaries in calculating those amounts. These assumptions are described in Note 15 of Notes to Consolidated Financial Statements and include, among others, the discount rate, the expected long-term rate of return on plan assets and the rate of increase in compensation costs. In accordance with generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and recorded obligations in future periods. While management believes that its assumptions are appropriate, significant differences in actual experience or significant changes in the Company's assumptions may materially affect pension obligations and future expense.

Based on the Company's review of market interest rates, the Company lowered the discount rate to a range from 6.25% to 7.00% for fiscal 2003 compared to a range of 7.00% to 7.25% for fiscal 2002. The Company evaluated the expected long-term rate of return on plan assets of 8.00% and concluded no change in this assumption was necessary in estimating pension plan obligations and expense.

Workers' Compensation Insurance:

From June 1, 1991 to May 31, 1997 we maintained workers' compensation insurance with various carriers on a retrospective basis. We have established reserve amounts based upon our evaluation of the status of claims still open as of November 1, 2003 and loss development factors used by the insurance industry. As of November 1, 2003, the worker's compensation reserve totaled approximately $713,000. Such reserve amount is only an estimate and there can be no assurance that our eventual workers' compensation obligations will not exceed the amount of the reserve. However, we believe that any difference between the amount recorded for our estimated liability and the costs of settling the actual claims would not be material to the results of operations.

FINANCIAL CONDITION AND LIQUIDITY

The Company is a party to a Third Amended and Restated Revolving Credit and Term Loan Agreement (the "Credit Agreement") with four financial institutions. The Credit Agreement serves as our primary funding source for working capital and capital expenditures. The Credit Agreement is secured by substantially all of the Company's assets and provided for a total commitment of up to $80,000,000, including a revolving credit facility (the "Revolving Note") of up to $35,000,000, a term loan (the "Term Loan") in the amount of $25,000,000 and a capital expenditures facility (the "Capex Facility") of up to $20,000,000. The Credit Agreement expires December 31, 2007. As of November 1, 2003 the Company owed $20,000,000 on the Term Loan and $10,741,000 under the Capex Facility.

                               2003 ANNUAL REPORT

On July 16, 2003 the Credit Agreement was amended to allow the Company to borrow under the revolving credit facility, on any Tuesday or Wednesday, up to $3,000,000 in excess of the availability under the borrowing base limitation of 65% of eligible inventory as long as a like amount of cash and cash equivalents are on hand at store level or in transit to the Company's banks. This provision expired December 31, 2003. We will evaluate whether we will need to request an excess availability provision in fiscal 2004. Additionally, the number of LIBOR contracts allowed to be outstanding at any one time was increased from three to five. For the year ended November 1, 2003, the value of the accrued benefits under the Company's pension plans exceeded the aggregate fair value of the assets of the plans by $3,126,000, $126,000 more than the amount permitted under the Credit Agreement. This event of default was waived by our lenders.

The Credit Agreement contains a number of covenants with which the Company must comply. Non-compliance with any of such covenants could affect the availability of funds under the Credit Agreement and have a material adverse effect on the Company's financial condition and liquidity. The Company is in compliance with the major financial covenants under the Credit Agreement as of November 1, 2003, as follows:

                                                                                          Actual (As defined in
            Financial Covenant                                 Credit Agreement           the Credit Agreement)
            ---------------------------------------------------------------------------------------------------
            Adjusted EBITDA(1) ......................      Greater than $19,500,000          $23,460,000
            Leverage Ratio(1)(2) ....................      Less than 3.20 to 1.00            2.87 to 1.00
            Debt Service Coverage Ratio(3) ..........      Greater than 1.10 to 1.00         2.19 to 1.00
            Adjusted Capex(4) .......................      Less than $8,329,000(5)(7)        $ 7,834,000(6)
            Store Project Capex .....................      Less than $31,366,000(5)(7)       $26,598,000(6)

            (1) Excludes obligations under capitalized leases, interest expense and depreciation expense attributable to capitalized leases and changes in the LIFO reserve.

            (2) The Leverage Ratio is calculated by dividing the current and non-current portions of Long-Term Debt and Long-Term Debt Related Party by Adjusted EBITDA.

            (3) The Debt Service Coverage Ratio is calculated by dividing Operating Cash Flow by the sum of adjusted net interest expense, which excludes interest on capitalized leases, the current provision for income taxes and regularly scheduled principal payments, which exclude principal payments on capitalized leases. Operating Cash Flow is calculated by subtracting amounts expended for property and equipment which are not used for projects in excess of $500,000 ($1,077,000 in fiscal 2003) from Adjusted EBITDA.

            (4) Adjusted Capex is all capital expenditures other than New/Replacement Store Project Capex.

            (5)   Represents limitations on capital expenditures for fiscal
                  2003.

            (6)   Represents capital expenditures for fiscal 2003.

            (7) Includes amounts available but not used in the prior fiscal year and available to be carried forward to fiscal 2003:
                  $2,589,000 for Adjusted Capex and $8,191,000 for Store Project Capex.

On January 31, 2003 we financed the purchase of $4,000,000 of equipment for the new store location in Woodbridge, New Jersey. The note bears interest at 6.45% and is payable in monthly installments over its seven year term.

On October 15, 2003 we financed the purchase of $1,900,000 of equipment for the expanded store location in East Brunswick, New Jersey. The note bears interest at 6.20% and is payable in monthly installments over its five year term.

During the fifty two weeks ended November 1, 2003, the Company was required to make an additional investment in Wakefern for two new stores. In addition, on June 19, 2003 Wakefern increased the amount that each shareholder is required to invest in Wakefern's capital stock to a maximum of $650,000 for each store operated by such shareholder member. Previously, the maximum was $550,000 per store. The above changes in the amounts of required investment increased our investment in Wakefern by $3,288,000, which will be paid weekly, without interest, over a four year period starting September 16, 2003.

No cash dividends have been paid on the Common Stock since 1979, and we have no present intentions or ability to pay any dividends in the near future on our Common Stock. The Credit Agreement does not permit the payment of any cash dividends on the Company's Common Stock.

Working Capital:

At November 1, 2003 the Company had working capital of $3,959,000 as compared to working capital deficiencies of $590,000 and $6,907,000 on November 2, 2002 and November 3, 2001, respectively. The Company normally requires small amounts of working capital since inventory is generally sold at approximately the same time that payments to Wakefern and other suppliers are due and most sales are for cash or cash equivalents. Working Capital improved in fiscal 2003 primarily as the result of the increase in receivables from Wakefern. This increase relates primarily to receivables for patronage dividends and other current amounts due us. When collected, the proceeds from these receivables will be used to reduce the Revolving Note which is classified as long-term borrowings. This will result in a corresponding decrease in working capital. The balance of accounts receivables consist primarily of returned checks due the Company, third party pharmacy insurance claims and organization charge accounts. The terms of most receivables are 30 days or less. The allowance for uncollectible accounts is large in comparison to the amount of accounts receivable because the allowance consists primarily of a reserve for returned checks which are not written off until all collection efforts are exhausted.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

Working capital improved in fiscal 2002 primarily as the result of the increase in receivables due from landlords for construction allowances for the Woodbridge and Ewing, New Jersey locations. When these receivables were collected, the proceeds were used to reduce the Revolving Note which is classified as long-term borrowings. This resulted in a corresponding decrease in working capital.

Working capital decreased in fiscal 2001 primarily as the result of the net increase in accounts payable and accrued expenses of $5,050,000 over the increase in inventory. This increase relates primarily to cost of merchandise and capital expenditures for the new Middletown, New Jersey store, opened November 14, 2001, as well as accrued occupancy costs related to the 53rd week of fiscal 2001.

Working capital ratios were as follows:

      November 1, 2003 ......................................       1.05 to 1.00
      November 2, 2002 ......................................        .99 to 1.00
      November 3, 2001 ......................................        .90 to 1.00

Cash flows (in millions) were as follows:

                                                  2003       2002         2001
                                                 ------------------------------
      From operations ...................        $ 17.9     $ 15.5       $ 24.2
      Investing activities ..............         (34.8)     (26.0)       (16.9)
      Financing activities ..............          17.9       10.6         (7.1)
                                                 ------------------------------
        Totals ..........................        $  1.0     $   .1       $   .2
                                                 ==============================

Fiscal 2003 capital expenditures totaled $34,432,000 with depreciation of $17,096,000 compared to $21,019,000 and $14,175,000, respectively, for fiscal
2002 and $17,047,000 and $12,840,000, respectively, for fiscal 2001. The increase in depreciation in fiscal 2003 was the result of the purchase of equipment and leasehold improvements for the four new locations opened in Woodbridge, Ewing, North Brunswick and Hamilton, New Jersey in December 2002, January 2003, May 2003 and October 2003, respectively, and the new bakery facility, as well as six additional capitalized real estate leases. The increase in depreciation in fiscal 2002 was the result of the purchase of equipment and leasehold improvements, as well as the capitalized real estate lease for the Middletown store opened in November 2001 and a full year of depreciation for the three locations remodeled in fiscal 2001. The increase in depreciation in fiscal 2001 was the result of the purchase of equipment and leasehold improvements for the three locations remodeled during fiscal 2001 and a full year of depreciation for the locations opened in fiscal 2000.

Capital expenditures increased in fiscal 2003, fiscal 2002 and fiscal 2001 as the result of the purchase of equipment and leasehold improvements for the four new locations opened in fiscal 2003, the construction of and equipment for our new bakery commissary, projects currently in process for two new stores, the expansion and remodeling of an existing location, the new store opened in fiscal 2002 and the locations remodeled in fiscal 2001.

In fiscal 2003 long-term debt increased $82,043,000 due to the capitalization of six real estate leases, an increase in borrowings under the Credit Agreement, financing outside of the Credit Agreement for the purchase of equipment for two locations and notes for the additional investments required by Wakefern for two of the new locations and the increase in the required Wakefern investment for each location. Cash generated by operations was used to pay down a portion of existing debt.

In fiscal 2002 long-term debt increased $26,220,000 due to the capitalization of a real estate lease for the location opened in the year and an increase in borrowings under the Credit Agreement. These increases were partially offset by cash generated by operations used to pay down existing debt.

In fiscal 2001 net long-term debt decreased $5,959,000 as the result of payments made to reduce the balances outstanding under existing debt. The source of these payments was cash generated by operations and an increase in the revolving credit facility of $929,000.

No shares of Common Stock were purchased in fiscal 2003.

For the year ended November 2, 2002, the Company repurchased a total of 102,853 shares of Common Stock. 101,553 of these shares were purchased in privately negotiated transactions and the remaining 1,300 shares were acquired in open market transactions. 6,377 of these shares were owned by a member of the family of Joseph J. Saker, the Company's Chairman, and were purchased for an average of $39.52 per share. $4,523,670, or an average of $43.98 per share, was expended for the purchase of the 102,853 shares. Since the announcement of the stock repurchase program in June 2001, the Company has repurchased 131,923 shares for $5,591,597 or an average of $42.39 per share.

                               2003 ANNUAL REPORT

During the year ended November 3, 2001, the Company repurchased a total of 29,070 shares of Common Stock. 25,070 of these shares were purchased in privately negotiated transactions. 7,000 of these shares were owned by the Estate of Mary Saker, of which the Company's Chairman, Joseph J. Saker, is a co-executor, and 18,000 shares were owned by certain members of Mr. Saker's family. $1,067,927, or an average of $36.74 per share, was expended for the purchase of the 29,070 shares.

At November 1, 2003, the Company had $3,382,000 of available credit under its revolving credit facility. The Company has capital commitments (net of landlord contributions of $11,018,000) of $5,981,000 for leasehold improvements and $13,171,000 for equipment related to the three stores under construction as of November 1, 2003. The Credit Agreement and permitted borrowings outside of the Credit Agreement will adequately meet our operating needs, scheduled capital expenditures and debt service for fiscal 2004.

During the fiscal year 2002, the Business Tax Reform Act was passed in the State of New Jersey. This legislation is effective for tax years beginning on or after January 1, 2002 (Fiscal 2003). Corporate taxpayers are subject to an Alternative Minimum Assessment ("AMA"), which is based upon either New Jersey Gross Receipts or New Jersey Gross Profits, if the AMA exceeds the tax based on net income. We have included in our current tax provision the effect of the AMA. The AMA increased our State current tax liability, net of Federal tax benefit, by $1,303,000. Additionally, in March 2002 and May 2003 The Job Creation and Worker Assistance Act of 2002 and The Jobs and Growth Tax Relief Reconciliation Act of 2003 ("Tax Acts") were passed by the United States Congress. The current Federal tax benefit for accelerated depreciation resulting from the Tax Acts is approximately $3,266,000 for fiscal 2003 and is reflected in our prepaid and refundable income taxes.

The table below summarizes our contractual obligations at November 1, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods.

                                                                          Payments Due By Period
                                                      ---------------------------------------------------------
                                                                  Less Than      2-3         4-5       After 5
      Contractual Obligations                           Total       1 Year      Years       Years       Years
      ---------------------------------------------------------------------------------------------------------
                                                                        (Dollars in Thousands)
      Long-term debt .........................        $ 63,251     $  7,916    $ 14,775    $ 39,708    $    852
      Related party debt .....................           3,975          920       1,628         969         458
      Capital lease obligations ..............         301,049       13,698      27,660      26,962     232,729
      Operating leases .......................          68,742        9,968      17,804      13,066      27,904
      Purchase obligations--
        leaseholds and equipment .............          19,152       19,152          --          --          --
      Lease commitments--
        stores under construction(1) .........          62,150        1,243       4,972       4,972      50,963
                                                      ---------------------------------------------------------
      Total ..................................        $518,319     $ 52,897    $ 66,839    $ 85,677    $312,906
                                                      =========================================================

      (1) Represents contractual obligations which we expect to perform in the periods presented based upon the anticipated openings of stores in fiscal 2004. It is not possible to determine precise dates for anticipated store openings, and actual opening dates may vary from the anticipated dates.

RESULTS OF OPERATIONS

Sales:

The Company's sales were $1,049.7 million, $963.6 million and $945.3 million, respectively in fiscal 2003, 2002 and 2001. This represents an increase of 8.9% in 2003 and an increase of 1.9% in 2002. These changes in sales levels were the result of the opening of two new and two replacement stores in fiscal 2003 and the opening of a replacement store in November 2001. The locations opened in May 2003, December 2002 and November 2001 replaced smaller, older stores.

Comparable store sales increased 1.5% in fiscal 2003 and 1.6% in fiscal 2002. Comparable store sales increases in fiscal 2003 and fiscal 2002 were partially offset by decreased sales in certain of the Company's stores affected by competitive store openings and the impact of several of our replacement locations. Additionally, the increases in comparable store sales for 2003 and 2002 were partially offset by a softening in the economy and the impact of deflation in certain product categories.

Gross Profit:

Gross profit totaled $273.0 million in fiscal 2003 compared to $245.1 million in fiscal 2002 and $234.2 million in fiscal 2001. Gross profit as a percent of sales was 26.0% in fiscal 2003, 25.4% in fiscal 2002 and 24.8% in fiscal 2001.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

Gross profit as a percentage of sales increased in fiscal 2003 primarily as a result of improved product mix, the contribution of the two new and two replacement stores opened in fiscal 2003, including Wakefern incentive programs for new locations, reduced Wakefern assessment as a percentage of sales, an increase in the Wakefern patronage dividend and a reduction in product loss through improved shrink control. These increases were offset in part by programs implemented in certain of the Company's stores to address competitive store openings and by promotional programs for the new locations opened in the current year period.

The increase in fiscal 2002 of gross profit as a percentage of sales was primarily due to improved product mix, the contribution of the new location in Middletown, New Jersey, more efficient commissary operations, an increase in patronage dividends from Wakefern and a reduction in product loss through improved shrink control. These increases were offset in part by programs implemented in certain of the Company's stores to address competitive store openings.

In fiscal 2001 gross profit as a percentage of sales increased primarily as a result of improved product mix, the contribution of the new locations, the completion of promotional programs initiated by the Company for the locations opened in fiscal 2000, a reduction in product loss through improved shrink control and more efficient commissary operations, partially offset by the completion of Wakefern incentive programs for the new locations opened in the prior fiscal year.

Patronage dividends applied as a reduction of the cost of merchandise sold were $9,119,000, $7,124,000 and $6,515,000, respectively, for the last three fiscal years. This translates to .87%, .74% and .69% of sales for the respective periods.

                                                                              Fiscal Years Ended
                                                                      -----------------------------------
                                                                      11/01/03     11/02/02      11/03/01
                                                                      -----------------------------------
                                                                                 (In millions)
             Sales ............................................       $1,049.7     $  963.6      $  945.3
             Gross profit .....................................          273.0        245.1         234.2
             Gross profit percentage ..........................           26.0%        25.4%         24.8%
                                                                      ===================================

Selling, General and Administrative Expenses:

Fiscal 2003 selling, general and administrative expenses totaled $256.9 million compared to $231.7 million in fiscal 2002 and $220.3 million in fiscal 2001.

                                                                              Fiscal Years Ended
                                                                      -----------------------------------
                                                                      11/01/03     11/02/02      11/03/01
                                                                      -----------------------------------
                                                                                 (In millions)
             Sales ............................................       $1,049.7     $  963.6      $  945.3
             Selling, general and administrative expenses .....          256.9        231.7         220.3
             Percent of sales .................................           24.5%        24.0%         23.3%
                                                                      ===================================

Selling, general and administrative expenses increased as a percent of sales when comparing fiscal 2003 to fiscal 2002. Increases in labor and related fringe benefits, depreciation and pre-opening costs were partially offset by decreases in occupancy and administration. The increase in labor and related fringe benefits was the result of additional personnel for the new Woodbridge, Ewing, North Brunswick and Hamilton stores, increased sales in service intensive departments and contractual increases in fringe benefits. Depreciation increased as the result of the purchase of equipment and leasehold improvements for the four new locations and the new bakery facility, as well as six additional capitalized real estate leases. Pre-opening costs were for the new Woodbridge, Ewing, North Brunswick and Hamilton stores opened in December 2002, January 2003, May 2003 and October 2003, respectively. The decrease in occupancy was primarily the result of several leases which were accounted for as operating leases being replaced by capitalized leases and the decrease in certain fixed costs as a percentage of sales. Administration decreased as several components increased at a slower rate than the increase in sales. As a percentage of sales, labor and related fringe benefits increased .32%, depreciation increased .16% and pre-opening costs increased .14%. These increases were partially offset by decreases in occupancy of .13% and administrative expense of .09%. Pre-opening costs were $1,796,000 in fiscal 2003.

Selling, general and administrative expenses increased as a percent of sales when comparing fiscal 2002 to fiscal 2001. Increases in labor and related fringe benefits, depreciation, other store expenses, which include Wakefern support services and debit/credit card and bank service fees, administration expense and pre-opening costs were partially offset by decreases in occupancy and selling expense. The increase in labor and related fringe benefits was the result of additional personnel for the new Middletown store, increased sales in service intensive departments and contractual increases in fringe benefit costs. Depreciation expense increased as the result of the purchase of equipment and leasehold improvements, as well as the capitalized real estate lease, for the Middletown store opened in November 2001

                               2003 ANNUAL REPORT

and a full year of depreciation for the three locations remodeled in fiscal 2001. Other store expenses increased as the result of increases in debit/credit card fees and the increased utilization of the cards by our customers. Administration expense increased primarily due to increases in fringe benefit costs. Pre-opening costs are related to the new Middletown store opened in November 2001. Occupancy decreased due to the accounting for the new Middletown store's lease as a capitalized lease. Under this method the costs of the lease are expensed as depreciation and interest. Formerly, the old Middletown store's lease was an operating lease and the costs of the lease were expensed as rent. Selling expense declined as the result of changes in certain promotional programs. As a percentage of sales, labor and related fringe benefits increased ..67%, depreciation increased .09%, other store expenses increased .05%, administration increased .09% and pre-opening costs increased .02%. These increases were partially offset by decreases in occupancy of .09% and selling expense of .04%. Pre-opening costs were $246,000 in fiscal 2002.

Amortization expense increased in fiscal 2003 to $475,000 compared to $463,000 in fiscal 2002 and $576,000 in fiscal 2001. The increase in fiscal 2003, as compared to fiscal 2002, was the result of increased amortization of deferred financing costs partially offset by decreased amortization of deferred escalation rents and the discontinuance of the amortization of goodwill as required by SFAS No. 142. The decrease in fiscal 2002, as compared to fiscal 2001, was the result of decreased amortization of deferred escalation rents partially offset by increased amortization of deferred financing costs. See Note 1 of Notes to Consolidated Financial Statements.

Interest Expense:

Interest expense totaled $12.4 million in fiscal 2003 compared to $8.2 million in fiscal 2002 and $7.6 million in fiscal 2001. The increase in interest expense for fiscal 2003 was due to an increase in average outstanding debt, including increased capitalized lease obligations, and an increase in the average interest rate paid on debt. The increase in fiscal 2002, as compared to fiscal 2001, was due to an increase in average outstanding debt, including capitalized lease obligations partially offset by a decrease in the average interest rate paid on debt.

Income Taxes:

The Company recorded a tax provision of $1.5 million in fiscal 2003, $2.2 million in fiscal 2002 and $2.6 million in fiscal 2001. See Note 13 of Notes to Consolidated Financial Statements.

Net Income:

The Company had net income of $2,283,000 or $2.26 per diluted share in fiscal 2003 compared to net income of $3,240,000 or $3.01 per diluted share in fiscal 2002. EBITDA for fiscal 2003 were $33,636,000 as compared to $28,076,000 in fiscal 2002. The Company has not accrued for legal fees and expenses which may be incurred in connection with the legal proceeding described in Note 14 of Notes to Consolidated Financial Statements. Net income and EBITDA in fiscal 2004 may be adversely affected to the extent that the Company's defense costs and any legal fees that may be awarded are not covered by directors and officers liability insurance. See Note 14 of Notes to Consolidated Financial Statements.

Fiscal 2001 resulted in net income of $3,938,000 or $3.50 per diluted share. EBITDA for fiscal 2001 were $27,342,000.

Weighted average diluted shares outstanding were 1,011,350 for fiscal 2003, 1,076,030 for fiscal 2002 and 1,124,192 for fiscal 2001.

EBITDA is presented because management believes that EBITDA is a useful supplement to net income and other measurements under accounting principles generally accepted in the United States since it is a meaningful measure of a company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered as an alternative to (i) net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. The following table reconciles reported net income to EBITDA:

                                                                           Fiscal Years Ended
                                                                 ----------------------------------------
                                                                   11/01/03      11/02/02       11/03/01
                                                                 ----------------------------------------
      Net income ..................................              $ 2,283,000   $ 3,240,000    $ 3,938,000
      Add:
        Interest expense, net .....................               12,260,000     8,036,000      7,362,000
        Income tax provision ......................                1,522,000     2,162,000      2,626,000
        Depreciation ..............................               17,096,000    14,175,000     12,840,000
        Amortization ..............................                  475,000       463,000        576,000
                                                                 ----------------------------------------
      EBITDA ......................................              $33,636,000   $28,076,000    $27,342,000
                                                                 ========================================

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus with respect to EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Consideration Received from a Vendor." EITF No. 02-16 provides guidance for accounting for cash consideration given to a reseller from a vendor. The Company already accounted for such consideration in accordance with this EITF, and therefore adoption had no impact on the Company's consolidated financial statements.

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires recognition of a liability for the costs associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan. There was no impact from the adoption of this statement.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of SFAS No. 123," which amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure of those effects in interim financial statements. Accordingly, the Company has adopted the applicable disclosure requirements of this statement within this report. The Company continues to account for stock-based compensation to its employees and directors using the intrinsic value method prescribed by APB Opinion No. 25, and related interpretations. The adoption of SFAS 148 had no impact on our financial position or results of operations.

In November 2002, the FASB issued Financial Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires initial recognition and measurement of guarantees and is effective on a prospective basis for guarantees issued or modified after December 31, 2002. Disclosures required by FIN 45 are included within this report. This statement did not have a material effect on the Company's financial statement in fiscal 2003.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 provides guidance relating to the identification of, and financial reporting for, variable interest entities, as defined in the Interpretation. There was no impact from the adoption of this statement.

On April 30, 2003, the FASB issued SFAS 149, "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities." SFAS 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. Management does not expect that the adoption of SFAS 149 will have an impact on its financial position, results of operations or cash flows.

On May 15, 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 provides guidance on classification and measurement of certain financial instruments with characteristics of both liabilities and equity. There was no impact from the adoption of this statement.

                               2003 ANNUAL REPORT

                           Consolidated Balance Sheets
                      November 1, 2003 and November 2, 2002

                                                                                                              2003           2002
                                                                                                           ------------------------
                                                                                                                 (In thousands)
ASSETS
Current assets
  Cash and cash equivalents ..........................................................................     $   5,252      $   4,280
  Merchandise inventories ............................................................................        49,224         43,707
  Receivables and other current assets ...............................................................        12,043         11,214
  Prepaid and refundable income taxes ................................................................         3,404            257
  Related party receivables--Wakefern ................................................................        13,684          8,903
                                                                                                           ------------------------
                                                                                                              83,607         68,361
                                                                                                           ------------------------
Property and equipment
  Land ...............................................................................................           308            308
  Buildings and improvements .........................................................................         1,220          1,220
  Leasehold improvements .............................................................................        49,039         41,311
  Equipment ..........................................................................................       142,021        114,077
  Property under capital leases ......................................................................       130,420         69,867
  Construction in progress ...........................................................................         6,846         15,364
                                                                                                           ------------------------
                                                                                                             329,854        242,147
  Less accumulated depreciation and amortization .....................................................       122,339        112,360
                                                                                                           ------------------------
                                                                                                             207,515        129,787
                                                                                                           ------------------------
Other assets
  Investments in related parties .....................................................................        16,173         12,758
  Goodwill ...........................................................................................         1,715          1,715
  Intangibles assets, net ............................................................................         1,098          1,290
  Other ..............................................................................................         3,264          3,743
  Related party receivables--Wakefern ................................................................         1,874          1,735
                                                                                                           ------------------------
                                                                                                              24,124         21,241
                                                                                                           ------------------------
                                                                                                           $ 315,246      $ 219,389
                                                                                                           ========================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt ..................................................................     $   7,916      $   7,158
  Current portion of long-term debt, related party ...................................................           920            629
  Current portion of obligations under capital leases ................................................         1,622          1,140
  Current income taxes payable .......................................................................         1,415             --
  Deferred income taxes ..............................................................................         2,162          1,433
  Accounts payable
    Related party--Wakefern ..........................................................................        37,506         31,935
    Others ...........................................................................................        14,622         14,078
  Accrued expenses ...................................................................................        13,485         12,578
                                                                                                           ------------------------
                                                                                                              79,648         68,951
                                                                                                           ------------------------
Long-term debt .......................................................................................        55,335         35,745
Long-term debt, related party ........................................................................         3,055            686
Obligations under capital leases .....................................................................       122,159         63,606
Deferred income taxes ................................................................................         2,749          1,142
Other long-term liabilities ..........................................................................        13,278         12,634
                                                                                                           ------------------------
                                                                                                             196,576        113,813
                                                                                                           ------------------------
Commitments and Contingencies (Note 14)
Shareholders' equity
  Common stock, $1.00 par; authorized 2,500,000 shares; issued 1,621,767 shares;
  outstanding 986,867 shares November 1, 2003; 986,367 shares November 2, 2002 .......................         1,622          1,622
  Capital in excess of par ...........................................................................         4,168          4,168
  Deferred compensation ..............................................................................          (952)        (1,324)
  Retained earnings ..................................................................................        49,539         47,256
  Accumulated other comprehensive income
    Minimum pension liability ........................................................................        (3,164)        (2,896)
                                                                                                           ------------------------
                                                                                                              51,213         48,826
  Less 634,900 shares November 1, 2003; 635,400 shares November 2, 2002, held in treasury, at cost ...        12,191         12,201
                                                                                                           ------------------------
                                                                                                              39,022         36,625
                                                                                                           ------------------------
                                                                                                           $ 315,246      $ 219,389
                                                                                                           ========================

See notes to consolidated financial statements.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations
   Fiscal Years Ended November 1, 2003, November 2, 2002 and November 3, 2001

                                                                                        2003          2002           2001
                                                                                     ---------------------------------------
                                                                                      (In thousands, except per share data)
Sales ........................................................................       $1,049,653    $  963,611     $  945,301
Cost of goods sold ...........................................................          776,656       718,520        711,092
                                                                                     ---------------------------------------
Gross profit .................................................................          272,997       245,091        234,209
Selling, general and administrative expenses .................................          256,932       231,653        220,283
                                                                                     ---------------------------------------
Earnings from operations .....................................................           16,065        13,438         13,926
                                                                                     ---------------------------------------
Other income (expense)
  Interest expense ...........................................................          (12,399)       (8,184)        (7,627)
  Interest income ............................................................              139           148            265
                                                                                     ---------------------------------------
                                                                                        (12,260)       (8,036)        (7,362)
                                                                                     ---------------------------------------
Earnings before income tax provision .........................................            3,805         5,402          6,564
Income tax provision .........................................................           (1,522)       (2,162)        (2,626)
                                                                                     ---------------------------------------
Net income ...................................................................       $    2,283    $    3,240     $    3,938
                                                                                     =======================================
Per share information:
  Net income per common share
    Basic ....................................................................       $     2.31    $     3.16     $     3.54
                                                                                     =======================================
    Diluted ..................................................................       $     2.26    $     3.01     $     3.50
                                                                                     =======================================
  Weighted average shares outstanding
    Basic ....................................................................          986,789     1,024,235      1,111,727
                                                                                     =======================================
    Diluted ..................................................................        1,011,350     1,076,030      1,124,192
                                                                                     =======================================

See notes to consolidated financial statements.

                               2003 ANNUAL REPORT

                 Consolidated Statements of Shareholders' Equity
   Fiscal Years Ended November 1, 2003, November 2, 2002 and November 3, 2001

                                                        Common Stock                                          Accumulated
                                                  ----------------------         Capital                          Other
                                                    Shares                     in Excess       Deferred      Comprehensive
                                                    Issued        Amount         of Par      Compensation         Income
                                                  ------------------------------------------------------------------------
                                                                     (In thousands, except per share data)
Balance--October 28, 2000 .............           1,621,767      $   1,622      $   2,351      $      --       $      --
Grant of stock options ................                  --             --          1,817         (1,817)             --
Amortization of deferred
  compensation ........................                  --             --             --            121              --
Repurchase of common stock ............                  --             --             --             --              --
Comprehensive income
  Net income 2001 .....................                  --             --             --             --              --
  Other comprehensive income
    Minimum pension liability,
  net of deferred tax .................                  --             --             --             --          (1,920)
                                                  ------------------------------------------------------------------------
Comprehensive income ..................

Balance--November 3, 2001 .............           1,621,767          1,622          4,168         (1,696)         (1,920)
Amortization of deferred
  compensation ........................                  --             --             --            372              --
Issuance of common stock ..............                  --             --             --             --              --
Repurchase of common stock ............                  --             --             --             --              --
Comprehensive income
  Net income 2002 .....................                  --             --             --             --              --
  Other comprehensive income
    Minimum pension liability,
  net of deferred tax .................                  --             --             --             --            (976)
                                                  ------------------------------------------------------------------------
Comprehensive income ..................

Balance--November 2, 2002 .............           1,621,767          1,622          4,168         (1,324)         (2,896)
Amortization of deferred
  compensation ........................                  --             --             --            372              --
Issuance of common stock ..............                  --             --             --             --              --
Comprehensive income
  Net income 2003 .....................                  --             --             --             --              --
  Other comprehensive income
    Minimum pension liability,
  net of deferred tax .................                  --             --             --             --            (268)
                                                  ------------------------------------------------------------------------
Comprehensive income ..................

Balance--November 1, 2003 .............           1,621,767      $   1,622      $   4,168      $    (952)      $  (3,164)
                                                  ========================================================================

                                                                                         Treasury Stock
                                                  Comprehensive      Retained        ----------------------        Total
                                                      Income         Earnings        Shares          Amount       Equity
                                                  ------------------------------------------------------------------------
                                                                     (In thousands, except per share data)
Balance--October 28, 2000 .............                              $  40,078      (504,477)      $  (6,629)    $  37,422
Grant of stock options ................                                     --            --              --            --
Amortization of deferred
  compensation ........................                                     --            --              --           121
Repurchase of common stock ............                                     --       (29,070)         (1,068)       (1,068)
Comprehensive income
  Net income 2001 .....................             $   3,938            3,938            --              --         3,938
  Other comprehensive income
    Minimum pension liability,
  net of deferred tax .................                (1,920)              --            --              --        (1,920)
                                                    ----------------------------------------------------------------------
Comprehensive income ..................             $   2,018
                                                    =========
Balance--November 3, 2001 .............                                 44,016      (533,547)         (7,697)       38,493
Amortization of deferred
  compensation ........................                                     --            --              --           372
Issuance of common stock ..............                                     --         1,000              20            20
Repurchase of common stock ............                                     --      (102,853)         (4,524)       (4,524)
Comprehensive income
  Net income 2002 .....................                 3,240            3,240            --              --         3,240
  Other comprehensive income
    Minimum pension liability,
  net of deferred tax .................                  (976)              --            --              --          (976)
                                                    ----------------------------------------------------------------------
Comprehensive income ..................             $   2,264
                                                    =========
Balance--November 2, 2002 .............                                 47,256      (635,400)        (12,201)       36,625
Amortization of deferred
  compensation ........................                                     --            --              --           372
Issuance of common stock ..............                                     --           500              10            10
Comprehensive income
  Net income 2003 .....................                 2,283            2,283            --              --         2,283
  Other comprehensive income
    Minimum pension liability,
  net of deferred tax .................                  (268)              --            --              --          (268)
                                                    ----------------------------------------------------------------------
Comprehensive income ..................             $   2,015
                                                    =========
Balance--November 1, 2003 .............                              $  49,539      (634,900)      $ (12,191)    $  39,022
                                                                     =====================================================

See notes to consolidated financial statements.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
   Fiscal Years Ended November 1, 2003, November 2, 2002 and November 3, 2001

                                                                                             2003         2002         2001
                                                                                           ----------------------------------
                                                                                                      (In thousands)
Cash flows from operating activities
  Net income .......................................................................       $  2,283     $  3,240     $  3,938
  Adjustments to reconcile net income to net cash from operating activities
    Depreciation ...................................................................         17,096       14,175       12,840
    Amortization, goodwill .........................................................             --          140          140
    Amortization, intangibles ......................................................            192          211          211
    Amortization, deferred financing costs .........................................            577          342          285
    Amortization, deferred rent escalation .........................................           (294)        (230)         (60)
    Provision to value inventory at LIFO ...........................................            715          397          900
    Deferred income taxes ..........................................................          2,515          946         (139)
    Amortization of deferred compensation ..........................................            357          270          256
    (Increase) decrease in
      Merchandise inventories ......................................................         (6,232)      (1,277)        (962)
      Receivables and other current assets .........................................           (505)        (781)        (507)
      Prepaid and refundable income taxes ..........................................         (3,147)        (257)         398
      Other assets .................................................................            227         (453)         963
      Related party receivables--Wakefern ..........................................         (4,920)         (75)        (224)
    Increase (decrease) in
      Accounts payable .............................................................          6,115        1,245        2,936
      Income taxes payable .........................................................          1,415         (704)         704
      Other liabilities ............................................................          1,463       (1,713)       2,534
                                                                                           ----------------------------------
                                                                                             17,857       15,476       24,213
                                                                                           ----------------------------------
Cash flows from investing activities
  Cash paid for the purchase of property and equipment .............................        (29,267)      (7,858)     (11,718)
  Cash paid for construction in progress ...........................................         (4,336)     (13,161)      (5,329)
  Decrease in construction advance due from landlords ..............................          4,975        1,932           --
  Increase in construction advance due from landlords ..............................         (6,128)      (6,070)          --
  Deposits on equipment ............................................................             --         (829)          --
  Decrease in related party receivables--other .....................................             --           18          169
                                                                                           ----------------------------------
                                                                                            (34,756)     (25,968)     (16,878)
                                                                                           ----------------------------------
Cash flows from financing activities
  Proceeds from issuance of debt ...................................................         27,853       22,961          929
  Principal payments under long-term debt ..........................................         (7,505)      (4,742)      (5,344)
  Principal payments under capital lease obligations ...............................         (1,518)      (1,060)        (664)
  Principal payments under long-term debt, related party ...........................           (755)        (897)        (880)
  Deferred financing and other costs ...............................................           (214)      (1,205)         (66)
  Proceeds from exercise of stock options ..........................................             10           20           --
  Repurchase of common stock .......................................................             --       (4,524)      (1,068)
                                                                                           ----------------------------------
                                                                                             17,871       10,553       (7,093)
                                                                                           ----------------------------------
Net change in cash and cash equivalents ............................................            972           61          242
Cash and cash equivalents, beginning of year .......................................          4,280        4,219        3,977
                                                                                           ----------------------------------
Cash and cash equivalents, end of year .............................................       $  5,252     $  4,280     $  4,219
                                                                                           ==================================
Supplemental disclosures of cash paid
  Interest .........................................................................       $ 12,374     $  8,125     $  8,046
  Income taxes .....................................................................            751        2,188        1,674

See notes to consolidated financial statements.

                               2003 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Foodarama Supermarkets, Inc. and Subsidiaries (the "Company"), operate 24 ShopRite supermarkets, primarily in Central New Jersey. The Company is a member of Wakefern Food Corporation ("Wakefern"), the largest retailer-owned food cooperative in the United States.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal 2003 consists of the 52 weeks ended November 1, 2003, fiscal 2002 consists of the 52 weeks ended November 2, 2002 and fiscal 2001 consists of the 53 weeks ended November 3, 2001.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

Revenue from the sales of products are recognized at the point of sale to the customer. Discounts provided to customers through ShopRite coupons at the point of sale are recognized as a reduction of sales as the products are sold.

Industry Segment

The Company operates in one industry segment, the retail sale of food and nonfood products, primarily in the Central New Jersey region.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, receivables and accounts payable are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt was approximately equivalent to its carrying value, due to the fact that the interest rates currently available to the Company for debt with similar terms are approximately equal to the interest rates for its existing debt. As the Company's investments in Wakefern can only be sold to Wakefern for approximately the amount invested, it is not practicable to estimate the fair value of such stock. Determination of the fair value of related party receivables and long-term debt--related party is not practicable due to their related party nature.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. At November 1, 2003 and November 2, 2002 approximately 81% and 82%, respectively, of merchandise inventories, consisting primarily of grocery and nonfood items, are valued by the LIFO (last-in, first-out) method of inventory valuation while the remaining inventory items are valued by the FIFO (first-in, first-out) method with cost being determined under the retail method.

Effective November 3, 2002, the Company changed from the 80% LIFO method to the 100% LIFO method. The effect of this change for the fiscal year ended November 1, 2003 was to decrease net income $54,000 ($.05 per diluted share). If the FIFO method had been used for the entire inventory, inventory at November 1, 2003 and November 2, 2002 would have been $2,735,000 and $2,020,000 higher, respectively.

Vendor Allowances and Rebates

The Company receives vendor allowances and rebates, including amounts received as a pass through from Wakefern, related to the Company's buying and merchandising activities. Vendor allowances and rebates are recognized as a reduction in cost of sales when the related merchandise is sold or when the contractual requirements have been satisfied.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Property and Equipment

Property and equipment is stated at cost and is depreciated on a straight-line basis over the estimated useful lives ranging between three and ten years for equipment, the shorter of the useful life or lease term for leasehold improvements, and twenty years for buildings. Repairs and maintenance are expensed as incurred.

Property and equipment under capital leases are recorded at the lower of fair market value or the net present value of the minimum lease payments. They are depreciated on a straight-line basis over the shorter of the related lease terms or its useful life.

Investments

The Company's investments in its principal supplier, Wakefern, and in Insure-Rite, are stated at cost (see Note 4).

Goodwill

Effective November 3, 2002, the Company implemented Statement of Financial Accounting Standards ("SFAS") No. 142, "Accounting for Goodwill and Other Intangible Assets." Under SFAS 142, the Company ceased amortization of goodwill and tests at least annually for impairment at the reporting unit level. The Company has determined that it is contained within one reporting unit, and as such, impairment is tested at the company level. During fiscal 2003, the Company completed goodwill transition and impairment tests prescribed by SFAS 142 and concluded that no impairment of goodwill existed.

Prior to the adoption of SFAS 142, the Company amortized goodwill over its estimated useful life and evaluated goodwill for impairment in conjunction with its other long-lived assets.

Intangible Assets

Other intangible assets consist of favorable operating lease costs and liquor licenses. The favorable operating lease costs are being amortized on a straight-line basis over the terms of the related leases, which range from 12 to 24 years. The liquor licenses are not amortized since they have been determined to have an indefinite useful life. The Company reviews the value of its intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever circumstances indicate the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent the sum of the undiscounted estimated future cash flow expected to result from the use of the asset is less than the carrying value.

Deferred Financing Costs

Deferred financing costs are being amortized over the life of the related debt using the effective interest method.

Postretirement Benefits other than Pensions

The Company accrues for the cost of providing postretirement benefits, principally supplemental income payments and limited medical benefits, over the working careers of the officers in the plan.

Postemployment Benefits

The Company accrues for the expected cost of providing postemployment benefits, primarily short-term disability payments, over the working careers of its employees.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $9.0, $8.6 and $8.8 million for the fiscal years 2003, 2002 and 2001, respectively.

Store Closing Costs

The costs, net of amounts expected to be recovered, are expensed upon the closing of a store. It is reasonably possible that these estimates may change from time to time. Operating results continue to be reported until a store is closed.

Stock Option Plan

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its employee stock options. Under this method, compensation cost is measured as the amount by which the market price of the underlying stock exceeds the exercise price of the stock option at the date at which both the number of options granted and the exercise price are known.

                               2003 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

In accordance with SFAS 148, "Accounting for Stock-Based
Compensation--Transition and Disclosure," the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation is as follows:

                                                                                               Fiscal Year Ending
                                                                                   ------------------------------------------
                                                                                   November 1,    November 2,     November 3,
                                                                                       2003           2002           2001
                                                                                   ------------------------------------------
         Net income--as reported .............................................        $2,283         $3,240         $3,938
         Add:
           Stock-based employee compensation expense included
             in reported net income, net of related tax effects ..............           223            223             73
         Deduct:
           Adjustment to total stock-based employee compensation
             expense determined under the intrinsic value method
             for expense determined under the fair value based
             method, net of related tax effects ..............................          (303)          (302)           (96)
                                                                                      ------------------------------------
         Pro forma net income ................................................        $2,203         $3,161         $3,915
                                                                                      ====================================
         Earnings per share:
           Basic, as reported ................................................        $ 2.31         $ 3.16         $ 3.54
                                                                                      ====================================
           Basic, pro forma ..................................................        $ 2.23         $ 3.09         $ 3.52
                                                                                      ====================================
           Diluted, as reported ..............................................        $ 2.26         $ 3.01         $ 3.50
                                                                                      ====================================
           Diluted, pro forma ................................................        $ 2.18         $ 2.94         $ 3.48
                                                                                      ====================================

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at $22.93 on the date of grant using the Black-Scholes option-pricing model.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The following weighted average assumptions were used for the year ended November 3, 2001:

         Risk-free interest rate ..................................         5.0%
         Expected volatility ......................................        40.2%
         Dividend yield ...........................................           0%
         Expected life ............................................      5 years

Earnings Per Share

Earnings per common share are based on the weighted average number of common shares outstanding. Diluted earnings per share amounts are based on the weighted average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all diluted stock options, subject to antidilution limitations.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus with respect to EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Consideration Received from a Vendor." EITF No. 02-16 provides guidance for accounting for cash consideration given to a reseller from a vendor. The Company already accounted for such consideration in accordance with this EITF, and therefore adoption had no impact on the Company's consolidated financial statements.

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires recognition of a liability for the costs associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan. There was no impact from the adoption of this statement.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of SFAS No. 123," which amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure of those effects in interim financial statements. Accordingly, the Company has adopted the applicable disclosure requirements of this statement within this report. The Company continues to account for stock-based compensation to its employees and directors using the intrinsic value method prescribed by APB Opinion No. 25, and related interpretations. The adoption of SFAS 148 had no impact on our financial position or results of operations.

In November 2002, the FASB issued financial interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires initial recognition and measurement of guarantees and is effective on a prospective basis for guarantees issued or modified after December 31, 2002. Disclosures required by FIN 45 are included within this report. This statement did not have a material effect on the Company's financial statement in fiscal 2003.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 provides guidance relating to the identification of, and financial reporting for, variable interest entities, as defined in the Interpretation. There was no impact from the adoption of this statement.

On April 30, 2003, the FASB issued SFAS 149, "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities." SFAS 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. Management does not expect that the adoption of SFAS 149 will have an impact on its financial position, results of operations or cash flows.

On May 15, 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 provides guidance on classification and measurement of certain financial instruments with characteristics of both liabilities and equity. There was no impact from the adoption of this statement.

Reclassifications

Certain reclassifications have been made to prior year financial statements in order to conform to the current year presentation.

NOTE 2--CONCENTRATION OF CASH BALANCE

As of November 1, 2003 and November 2, 2002, cash balances of approximately $2,547,000 and $1,241,000, respectively, were maintained in bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). These balances exceed the insured amount of $100,000.

NOTE 3--RECEIVABLES AND OTHER CURRENT ASSETS

                                                                                   November 1,    November 2,
                                                                                      2003           2002
                                                                                   --------------------------
         Accounts receivable ..............................................         $  4,198       $  4,247
         Construction advance due from landlords ..........................            5,291          4,138
         Prepaids .........................................................            2,720          2,304
         Deposits on equipment ............................................               --            829
         Rents receivable .................................................              817            380
         Less allowance for uncollectible accounts ........................             (983)          (684)
                                                                                    ------------------------
                                                                                    $ 12,043       $ 11,214
                                                                                    ========================

NOTE 4--RELATED PARTY TRANSACTIONS

Wakefern Food Corporation

As required by Wakefern's By-Laws, all members of the cooperative are required to make an investment in the common stock of Wakefern for each supermarket operated ("Store Investment Program"), with the exact amount per store computed in accordance with a formula based on the volume of each store's purchases from Wakefern. The maximum required investment per store was $650,000 at

                               2003 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

November 1, 2003 and $550,000 at November 2, 2002 and November 3, 2001. During fiscal 2003, the required investment in Wakefern increased, resulting in a total increase in the investment by $2,088,000 and a related increase in the obligations due Wakefern for the same amount. This increase in the obligation is non-interest bearing and is payable over three years. The remaining increase in the investment in fiscal 2003, and obligation due Wakefern for the same amount, was due to the opening of two new stores. The obligations related to the two new stores are non-interest bearing and are payable over seven years. The current obligations due to Wakefern also include the last payment year relating to the last increase in the required investment in Wakefern from fiscal 2000. The Company has an investment in Wakefern of $15,093,000 at November 1, 2003 and $11,805,000 at November 2, 2002, representing a 15.6% interest in Wakefern. Wakefern is operated on a cooperative basis for its members. The shares of stock in Wakefern are assigned to and held by Wakefern as collateral for any obligations due Wakefern. In addition, any obligations to Wakefern are personally guaranteed by certain of the Company's shareholders who also serve as officers.

The Company also has an investment of approximately 8.4% in Insure-Rite, Ltd., a company affiliated with Wakefern, which was $1,080,000 at November 1, 2003 and $953,000 at November 2, 2002. During fiscal 2003, the Company's obligation to invest in Insure-Rite, Ltd. increased $127,000, as a result of the opening of two new stores. This obligation is payable over three years and is non-interest bearing. Insure-Rite, Ltd. provides the Company with a portion of its liability insurance coverage with the balance paid through Wakefern to private insurers. Insurance premiums paid to Wakefern, including amounts due to Insure-Rite, Ltd., were $4,599,000, $4,364,000 and $3,819,000 for fiscal years 2003, 2002 and 2001, respectively.

As of November 1, 2003 and November 2, 2002, the Company was obligated to Wakefern for $3,975,000 and $1,315,000, respectively, for increases in its required investments (see Note 8).

As a stockholder member of Wakefern, the Company earns a share of an annual Wakefern patronage dividend. The dividend is based on the distribution of operating profits on a pro rata basis in proportion to the dollar volume of business transacted by each member with Wakefern during each fiscal year. It is the Company's policy to accrue quarterly an estimate of the annual patronage dividend. The Company reflects the patronage dividend as a reduction of the cost of goods sold in the consolidated statements of operations. In addition, the Company also receives from Wakefern other product incentives and rebates. For fiscal 2003, 2002 and 2001, total patronage dividends and other product incentives and rebates were $12,404,000, $10,706,000 and $9,909,000, respectively.

At November 1, 2003 and November 2, 2002, the Company has current receivables due from Wakefern of approximately $13,684,000 and $8,903,000, respectively, representing patronage dividends, vendor rebates, coupons and other receivables due in the ordinary course of business and a noncurrent receivable representing a deposit of approximately $1,874,000 and $1,735,000, respectively.

In September 1987, the Company and all other stockholder members of Wakefern entered into an agreement with Wakefern, as amended in 1992, which provides for certain commitments and restrictions on all stockholder members of Wakefern. The agreement contains an evergreen provision providing for an indefinite term and is subject to termination ten years after the approval of 75% of the outstanding voting stock of Wakefern. Under the agreement, each stockholder, including the Company, agreed to purchase at least 85% of its merchandise in certain defined product categories from Wakefern and, if it fails to meet such requirements, to make payments to Wakefern based on a formula designed to compensate Wakefern for its lost profit. Similar payments are due if Wakefern loses volume by reason of the sale of one or more of a stockholder's stores, merger with another entity or on the transfer of a controlling interest in the stockholder.

The Company fulfilled its obligation to purchase a minimum of 85% in certain defined product categories from Wakefern for all periods presented. The Company's merchandise purchases from Wakefern, including direct store delivery vendors processed by Wakefern, approximated $715, $641 and $647 million for the fiscal years 2003, 2002 and 2001, respectively.

Wakefern charges the Company for, and provides the Company with support services in numerous administrative functions. These services include advertising, insurance, supplies, technical support for communications and in-store computer systems, equipment purchasing, and the coordination of coupon processing.

In addition to its investment in Wakefern, which carries only voting rights, the Company's President serves as a member of Wakefern's Board of Directors and its finance committee. Several of the Company's officers and employees also hold positions on various Wakefern committees.

NOTE 5--GOODWILL AND OTHER INTANGIBLE ASSETS

As a result of the adoption of SFAS No. 142, the Company discontinued the amortization of goodwill effective November 3, 2002. During fiscal 2003, the Company completed goodwill transition and annual impairment tests prescribed by SFAS 142 and concluded that no impairment of goodwill existed.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The gross carrying amount and accumulated amortization of the Company's other intangible assets as of November 1, 2003 and November 2, 2002 are as follows:

                                                                             November 1, 2003             November 2, 2002
                                                                       ------------------------------------------------------
                                                                        Gross                         Gross
                                                                       Carrying     Accumulated      Carrying    Accumulated
                                                                        Amount     Amortization       Amount     Amortization
                                                                       ------------------------------------------------------
         Amortized intangible assets bargain leases ...........         $3,918         $3,040         $3,918         $2,848

         Unamortized intangible assets liquor licenses ........            220             --            220             --
                                                                        ---------------------------------------------------
         Total ................................................         $4,138         $3,040         $4,138         $2,848
                                                                        ===================================================

Amortization expense recorded on the intangible assets for the years ended November 1, 2003, November 2, 2002 and November 3, 2001 was $192,000, $211,000
and $211,000, respectively. As a result of the adoption of SFAS 142, there were no changes to amortizable lives or amortization methods. The estimated amortization expense for the Company's other intangible assets for the five succeeding fiscal years is as follows:

           Fiscal Year                                                               (In thousands)
           ----------------------------------------------------------------------------------------
           2004 ......................................................................   $106
           2005 ......................................................................    106
           2006 ......................................................................    106
           2007 ......................................................................    106
           2008 ......................................................................    106
           Thereafter ................................................................    348

The following tables illustrate net income available to common shareholders and earnings per share, exclusive of goodwill amortization expense in the prior periods:

                                                                                       For the Years Ended
                                                                            -------------------------------------------
                                                                            November 1,     November 2,     November 3,
                                                                                2003            2002           2001
                                                                            -------------------------------------------
         Reported net income ........................................         $ 2,283         $ 3,240         $ 3,938
         Add: Goodwill amortization .................................              --             211             211
                                                                              ---------------------------------------
         Adjusted net income ........................................         $ 2,283         $ 3,451         $ 4,149
                                                                              =======================================
         Basic earnings per share:
           Reported net income ......................................         $  2.31         $  3.16         $  3.54
         Add: Goodwill amortization .................................              --             .21             .19
                                                                              ---------------------------------------
         Adjusted net income ........................................         $  2.31         $  3.37         $  3.73
                                                                              =======================================
         Diluted earnings per share:
           Reported net income ......................................         $  2.26         $  3.01         $  3.50
         Add: Goodwill amortization .................................              --             .20             .19
                                                                              ---------------------------------------
         Adjusted net income ........................................         $  2.26         $  3.21         $  3.69
                                                                              =======================================

NOTE 6--ACCRUED EXPENSES

                                                                                             November 1,    November 2,
                                                                                                 2003           2002
                                                                                             --------------------------
         Payroll and payroll related expenses .............................                    $ 7,462        $ 6,848
         Insurance ........................................................                        713            663
         Sales, use and other taxes .......................................                      1,371          1,243
         Interest .........................................................                        147            122
         Employee benefits ................................................                      1,445          1,168
         Occupancy costs ..................................................                      1,205          1,445
         Real estate taxes ................................................                        618            544
         Other ............................................................                        524            545
                                                                                               ----------------------
                                                                                               $13,485        $12,578
                                                                                               ======================

                               2003 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 7--LONG-TERM DEBT

Long-term debt consists of the following:

                                                    November 1,      November 2,
                                                       2003             2002
                                                    ----------------------------
         Revolving note ......................        $24,592          $13,380
         Term loan ...........................         20,000           25,000
         Capital expenditure facility ........         10,741               --
         Other notes payable .................          7,918            4,523
                                                      ------------------------
                                                       63,251           42,903
         Less current portion ................          7,916            7,158
                                                      ------------------------
                                                      $55,335          $35,745
                                                      ========================

The Company has a revolving credit and term loan agreement, which was amended and assigned to three financial institutions on January 7, 2000. On September 26, 2002 the Credit Agreement was further amended and restated (as amended, the "Credit Agreement") and was last amended July 16, 2003. The Credit Agreement is collateralized by substantially all of the Company's assets, provides for a total commitment of $80,000,000 and matures December 31, 2007. The Credit Agreement provides the Company with the option to convert portions of the debt to Eurodollar loans, as defined in the Credit Agreement, which have interest rates indexed to LIBOR. The Credit Agreement consists of a Revolving Note, a Term Loan and a Capital Expenditure Facility.

The Revolving Note has an overall availability of $35,000,000, not to exceed 65% of eligible inventory, and provides for availability of up to $4,500,000 for letters of credit. On July 21, 2003 this provision of the Credit Agreement was amended to allow the Company the ability to borrow $3,000,000 in excess of the borrowing base limitation, subject to available in transit cash, as defined. This provision expires December 31, 2003. The Revolving Note bears interest at prime plus 1.50% or LIBOR plus 3.25%. At November 1, 2003, $14,000,000 of the Revolving Note was under a one-month Eurodollar rate of 4.37% maturing November 2003, which was renewed through January 2004.

The Company had letters of credit outstanding of $726,004 and $497,004 at November 1, 2003 and November 2, 2002, respectively. Subsequently, on November 24, 2003 the Company entered into another letter of credit for $667,000. A commitment fee of .5% is charged on the unused portion of the Revolving Note. Available credit under the Revolving Note was $3,382,000 and $10,000,000 at November 1, 2003 and November 2, 2002. As of November 1, 2003 and November 2, 2002, $9,435,000 and $7,264,000 of cash receipts on hand or in transit were restricted for application against the Revolving Note balance.

The Term Loan is $25,000,000 and is payable in quarterly principal installments of $1,250,000 commencing January 1, 2003 through October 1, 2007. Interest is payable monthly at prime plus 2.00% or LIBOR plus 3.75%. At November 1, 2003, $17,500,000 was under a six month Eurodollar rate of 4.91% maturing April 2004 and $2,500,000 was under a one month Eurodollar rate of 4.87% maturing November 2003, which was renewed through December 2003 at 4.87%. At November 2, 2002, $22,500,000 of the Term Loan balance was under a six month Eurodollar rate of 5.41% and $2,500,000 was under a one month Eurodollar rate of 5.55%.

The $20,000,000 Capital Expenditure Facility provides for a non-restoring commitment to fund equipment purchases for five new stores through December 31, 2004, with a maximum of $4,000,000 per store. Interest only is due monthly at prime plus 2.00% or LIBOR plus 3.75% for any amount utilized through December 31, 2004. Amounts borrowed through December 31, 2004 will be converted to a term loan with interest payable monthly at rates described above and fixed quarterly principal payments, commencing April 1, 2005, calculated on a seven year amortization schedule. A balloon payment is due at December 31, 2007 for amounts outstanding on the term loans. A commitment fee of .75% is charged on the unused portion of the Capital Expenditure Facility. At November 1, 2003, the Company had $10,741,000 outstanding and no amount was outstanding at November 2, 2002. At November 1, 2003, $9,000,000 was under a three month Eurodollar rate of 4.90% maturing January 2004 and $1,741,000 was at prime plus 2%. Subsequent to November 1, 2003, the entire Capital Expenditure Facility was converted to a six month Eurodollar rate of 4.98% maturing July 2004. At November 1, 2003 and November 2, 2002 the Company had $9,259,000 and $20,000,000 available, respectively, under this facility.

Subsequently, on December 23, 2003 the Company drew down an additional $1,259,000 on the Capital Expenditure Facility.

The Agreement places restrictions on dividend payments and requires the maintenance of debt service coverage and leverage ratios, as well as limitations on capital expenditures and new debt. For the years ended November 1, 2003 and November 2, 2002, the Company exceeded the limit by which pension plan liabilities may exceed plan assets of its defined benefit plans (see Note 15), which was waived by the financial institutions.

The prime rate at November 1, 2003 and November 2, 2002 was 4.00% and 4.75%, respectively.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Other Notes Payable

Included in other notes payable are the following:

                                                                                 November 1,   November 2,
                                                                                     2003          2002
                                                                                 -------------------------
         Note payable to a financing institution, maturing October
           2004, payable at $56,000 per month plus interest at 7.26%,
           collateralized by related equipment ..............................       $  663        $1,330

         Note payable to a financing institution, maturing April 2005, payable at $46,000 per month including interest at 7.44%,
           collateralized by related equipment ..............................          742         1,204

         Note payable to a financing institution, maturing January 2010 payable at $59,000 per month including interest at 6.45%,
           collateralized by related equipment ..............................        3,652            --

         Note payable to a financing institution, maturing October 2008 payable at $37,000 per month including interest at 6.20%,
           collateralized by related equipment ..............................        1,900            --

         Various equipment loans maturing through November 2004,
           payable at an aggregate monthly payment of $152,000
           including interest at rates ranging from 5.79% to 9.02%,
           collateralized by various equipment ..............................          961         1,989
                                                                                    --------------------
         Total other notes payable ..........................................       $7,918        $4,523
                                                                                    ====================

Aggregate maturities of long-term debt are as follows:

         Fiscal Year
         -----------------------------------------------------------------------
         2004 ....................................................       $ 7,916
         2005 ....................................................         7,304
         2006 ....................................................         7,471
         2007 ....................................................         7,532
         2008 ....................................................        32,176
         Thereafter ..............................................           852

NOTE 8--LONG-TERM DEBT, RELATED PARTY

As of November 1, 2003 and November 2, 2002, the Company was indebted for investments in Wakefern in the amount of $3,975,000 and $1,315,000, respectively. The debt is non-interest bearing and payable in scheduled installments as follows:

         Fiscal Year
         -----------------------------------------------------------------------
         2004 ....................................................          $920
         2005 ....................................................           783
         2006 ....................................................           845
         2007 ....................................................           686
         2008 ....................................................           283
         Thereafter ..............................................           458

NOTE 9--OTHER LONG-TERM LIABILITIES

                                                        November 1,  November 2,
                                                           2003          2002
                                                        ------------------------
         Deferred escalation rent ...................     $ 4,128     $ 4,422
         Minimum pension liability (Note 15) ........       5,516       5,119
         Postretirement benefit cost ................       2,929       2,393
         Other ......................................         705         700
                                                          -------------------
                                                          $13,278     $12,634
                                                          ===================

                               2003 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 10--LONG-TERM LEASES

Capital Leases

                                                      November 1,    November 2,
                                                         2003            2002
                                                      ------------------------
         Real estate ...............................    $130,420      $ 69,867
         Less accumulated amortization .............      20,594        16,029
                                                        ----------------------
                                                        $109,826      $ 53,838
                                                        ======================

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments, as of November 1, 2003:

         Fiscal Year
         -----------------------------------------------------------------------
         2004 ....................................................      $ 13,698
         2005 ....................................................        13,803
         2006 ....................................................        13,857
         2007 ....................................................        13,453
         2008 ....................................................        13,509
         Thereafter ..............................................       232,729
                                                                        --------
         Total minimum lease payments ............................       301,049
         Less amount representing interest .......................       177,268
                                                                        --------
         Present value of net minimum lease payments .............       123,781
         Less current maturities .................................         1,622
                                                                        --------
         Long-term maturities ....................................      $122,159
                                                                        ========

The Company is also committed to leases for two new stores currently under construction. The minimum annual rental commitment for these two leases is approximately $2,486,000 for twenty-five years. These leases are anticipated to commence in fiscal 2004 and be recorded as capital leases.

Operating Leases

The Company is obligated under operating leases for rent payments expiring at various dates through 2028. Certain leases provide for the payment of additional rentals based on certain escalation clauses and seven leases require a further rental payment based on a percentage of the stores' annual sales in excess of a stipulated minimum. Percentage rent expense was $95,000, $156,000 and $268,000 for the fiscal years 2003, 2002 and 2001, respectively. Under the majority of the leases, the Company has the option to renew for additional terms at specified rentals.

Total rental expense for all operating leases consists of:

                                         Fiscal 2003   Fiscal 2002   Fiscal 2001
                                         ---------------------------------------

         Land and buildings ...........    $ 10,183      $ 10,690      $ 11,020
         Less subleases ...............      (3,586)       (3,147)       (3,089)
                                           ------------------------------------
                                           $  6,597      $  7,543      $  7,931
                                           ====================================

The minimum rental commitments under all noncancellable operating leases reduced by income from noncancellable subleases at November 1, 2003, are as follows:

                                                     Income from
                                        Land and    Noncancellable    Net Rental
         Fiscal Year                    Buildings      Subleases      Commitment
         -----------------------------------------------------------------------
         2004 ......................     $ 9,968        $ 2,405        $ 7,563
         2005 ......................       9,839          2,056          7,783
         2006 ......................       7,965          1,719          6,246
         2007 ......................       6,897          1,317          5,580
         2008 ......................       6,169            916          5,253
         Thereafter ................      27,904            826         27,078
                                         -------------------------------------
                                         $68,742        $ 9,239        $59,503
                                         =====================================

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The Company is presently leasing one of its supermarkets, a garden center and liquor store from a partnership in which the Chairman of the Board has a controlling interest, at an annual aggregate rental of $753,000, $744,000 and $736,000 for the fiscal years 2003, 2002 and 2001, respectively.

NOTE 11--STOCK OPTION PLAN

On April 4, 2001, the Company's shareholders approved the Foodarama Supermarkets, Inc. 2001 Stock Incentive Plan (the "2001 Plan"). The 2001 Plan replaces the Foodarama Supermarkets, Inc. 1995 Stock Option Plan under which no options were granted.

The 2001 Plan originally provided for the issuance of up to 150,000 shares of Foodarama Supermarkets, Inc. Common Stock (subject to anti-dilution adjustment). On May 8, 2002 the Company's shareholders approved an amendment increasing the number of shares reserved for issuance under the 2001 Plan to 215,000 shares. No more than 50,000 shares of stock may be awarded to any one participant under the 2001 plan (see Note 14).

The types of awards that the Administrator may grant under the 2001 Plan are stock options, stock appreciation rights, restricted and non-restricted stock awards, phantom stock, performance awards, other stock grants or any combination of these awards.

On August 8, 2001 (the "2001 Grant Date"), the Company granted 107,500 shares as stock options and 11,000 shares in the form of Stock Performance Units (the "Units"). On September 12, 2002 (the "2002 Grant Date"), the Company granted an additional 3,800 shares in the form of Stock Performance Units. The Units represent deferred compensation based upon the increase or decrease in the market value of the Company's common stock during the grantee's employment.

The stock options consist of 50,000 shares granted to each of the Chairman of the Board and the President of the Company and vest quarterly from the grant date over a five-year period. The remaining 7,500 shares were granted to certain officers and elected board members of the Company and vest, per individual, 250 shares at the Grant Date and 250 shares each year thereafter for the next two to three years. During fiscal 2003, the Company's Chairman of the Board returned 10,000 stock options to the Company as part of a settlement of a derivative shareholder lawsuit (see Note 14).

The Units are payable in cash only. The Units granted on the 2001 Grant Date were granted to certain officers and senior management of the Company and vest, per individual, 250 units at the Grant Date and 250 units thereafter, for the next one to three years. Units granted at the 2002 Grant Date were granted to certain management personnel and vest, per individual, between 200 and 250 units at the 2002 Grant Date with the remaining units vesting over the next year.

The term of the stock options and Units granted expire ten years after the grant date. The exercise price of the options and the market price of the Company's Common Stock at the date of grant were $19.60 and $36.50, respectively, for the options and Units granted on August 8, 2001. The exercise price and market price for the Units granted September 12, 2002 was $25.00. At the 2001 Grant Date, the Company recorded deferred compensation expense and a related adjustment to capital in excess of par of $1,817,000 relating to the stock options granted. For the years ended November 1, 2003, November 2, 2002 and November 3, 2001, the Company realized compensation expense relating to the stock option plan of $372,000, $372,000 and $121,000, respectively. For the years ended November 1, 2003, November 2, 2002 and November 3, 2001, the Company realized compensation income of $15,000 and compensation expense of $72,000 and $135,000, respectively, related to the Units granted, based on the market price of the Company's common stock of $25.25 at November 1, 2003, $27.00 at November 2, 2002 and $40.75 at November 3, 2001.

                               2003 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The following table summarizes Stock Option and Units activity:

                                                              Options Outstanding
                                   ----------------------------------------------------------------------------
                                             Stock Options                    Stock Performance Units
                                   ----------------------------------------------------------------------------
                                                            Weighted                                   Weighted
                                               Exercise      Average                   Exercise         Average    Stock Options and
                                                 Price      Exercise                     Price         Exercise     Units Available
                                     Shares    Per Share      Price       Units        Per Share         Price         for Grant
                                   -------------------------------------------------------------------------------------------------
Balance October 28, 2000 ......          --          --           --          --                  --        --               --
  Reserved ....................                                                                                         150,000
  Granted .....................     107,500      $19.60       $19.60      11,000              $19.60    $19.60         (118,500)
  Exercised ...................          --          --           --          --                  --        --
                                    ------------------------------------------------------------------------------------------------
Outstanding November 3, 2001 ..     107,500       19.60        19.60      11,000               19.60     19.60           31,500
                                    ------------------------------------------------------------------------------------------------
  Additional shares reserved ..                                                                                          65,000
  Granted .....................          --          --           --       3,800               25.00     25.00           (3,800)
  Exercised ...................      (1,000)      19.60        19.60      (8,000)              19.60     19.60
                                    ------------------------------------------------------------------------------------------------
Outstanding November 2, 2002 ..     106,500      $19.60       $19.60       6,800    $19.60 to $25.00    $22.62           92,700
                                    ------------------------------------------------------------------------------------------------
  Reserved ....................                                                                                              --
  Granted .....................          --          --           --          --                  --        --               --
  Returned ....................     (10,000)         --           --          --                  --        --           10,000
  Exercised ...................        (500)      19.60        19.60          --                  --        --               --
                                    ------------------------------------------------------------------------------------------------
Outstanding November 1, 2003 ..      96,000      $19.60       $19.60       6,800    $19.60 to $25.00    $22.62          102,700
                                    ================================================================================================
Options exercisable at:
  November 3, 2001 ............       2,000      $19.60       $19.60       4,750              $19.60    $19.60
  November 2, 2002 ............      23,000      $19.60       $19.60       2,900    $19.60 to $25.00    $22.62
  November 1, 2003 ............      44,500      $19.60       $19.60       6,550    $19.60 to $25.00    $22.62

Following is a summary of the status of stock options outstanding at November 1, 2003:

                                                      Outstanding Options                          Exercisable Options
                                         ------------------------------------------------     ------------------------------
                                                    Weighted Average
                                                        Remaining        Weighted Average                 Weighted Average
Exercise Price                           Number     Contractual Life      Exercise Price       Number      Exercise Price
----------------------------------------------------------------------------------------------------------------------------
$19.60 ............................      96,000         7.75 years            $19.60           44,500           $19.60

NOTE 12--SHAREHOLDERS' EQUITY

On May 11, 2001, the Board of Directors authorized the Company to repurchase, in either open market or private transactions, up to $3,000,000 of its common stock. During the fiscal year ended November 2, 2002 the Board of Directors increased the authorized amount of common stock the Company could repurchase to $5,600,000. There were no shares repurchased during the fiscal year ended November 1, 2003. During the fiscal year ended November 2, 2002 the Company repurchased 102,853 shares of its common stock at an aggregate cost of $4,523,670. During the fiscal years ended November 1, 2003 and November 2, 2002 the Company issued 500 and 1,000 shares, respectively, of common stock due to the exercise of stock options, in accordance with the provisions of its 2001 Stock Incentive Plan (see Note 11).

NOTE 13--INCOME TAXES

The income tax provisions consist of the following:

                                                                 Fiscal 2003    Fiscal 2002    Fiscal 2001
                                                                 -----------------------------------------
         Federal
           Current .................................                $(3,000)       $ 1,035       $ 2,247
           Deferred ................................                  3,562            688          (212)
         State and local
           Current .................................                  2,007            181           518
           Deferred ................................                 (1,047)           258            73
                                                                    ------------------------------------
                                                                    $ 1,522        $ 2,162       $ 2,626
                                                                    ====================================

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The following tabulations reconcile the federal statutory tax rate to the effective rate:

                                                                                Fiscal 2003  Fiscal 2002   Fiscal 2001
                                                                                --------------------------------------
      Tax provision at the statutory rate ...................................       34.0%        34.0%        34.0%
      State and local income tax provision, net of federal income tax .......        5.9%         5.9%         5.9%
      Goodwill amortization not deductible for tax purposes .................         --           .9%         1.0%
      Tax credits ...........................................................       (1.7)%        (.3)%        (.2)%
      Other .................................................................        1.8%         (.5)%        (.7)%
                                                                                    ------------------------------
      Actual tax provision ..................................................       40.0%        40.0%        40.0%
                                                                                    ==============================

Net deferred tax assets and liabilities consist of the following:

                                                                                          November 1,        November 2,
                                                                                             2003               2002
                                                                                          ------------------------------
      Current deferred tax assets
        Deferred revenue and gains on sale/leaseback .........................             $     94           $    144
        Allowances for uncollectible receivables .............................                  409                293
        Inventory capitalization .............................................                  134                 11
        Closed store reserves ................................................                  255                279
        Vacation accrual .....................................................                  606                669
        Accrued post-employment ..............................................                  184                162
        Accrued post-retirement ..............................................                1,186                969
        Other ................................................................                   37                 37
                                                                                           ---------------------------
                                                                                              2,905              2,564
                                                                                           ---------------------------
      Current deferred tax liabilities
        Prepaids .............................................................                 (417)              (326)
        Patronage dividend receivable ........................................               (3,476)            (2,603)
        Accelerated real estate taxes ........................................                 (206)              (217)
        Prepaid pension ......................................................                 (968)              (851)
                                                                                           ---------------------------
                                                                                             (5,067)            (3,997)
                                                                                           ---------------------------
      Current deferred tax liability .........................................             $ (2,162)          $ (1,433)
                                                                                           ===========================
      Noncurrent deferred tax assets
        Lease obligations ....................................................             $  5,581           $  4,348
        State tax credits ....................................................                1,368                 --
        Minimum pension liability ............................................                2,110              1,931
        Stock options and deferred compensation ..............................                  350                207
        State loss carryforwards .............................................                  115                 85
                                                                                           ---------------------------
                                                                                              9,524              6,571
        Valuation allowance ..................................................                  (85)               (85)
                                                                                           ---------------------------
                                                                                              9,439              6,486
                                                                                           ---------------------------
      Noncurrent deferred tax liabilities
        Depreciation .........................................................              (10,845)            (6,529)
        Pension obligations ..................................................                 (994)              (750)
        Other ................................................................                 (349)              (349)
                                                                                           ---------------------------
                                                                                            (12,188)            (7,628)
                                                                                           ---------------------------
      Noncurrent deferred tax liability ......................................             $ (2,749)          $ (1,142)
                                                                                           ===========================

At November 1, 2003 and November 2, 2002, minimum pension liability of $2,110,000 and $1,931,000, respectively, was charged against accumulated other comprehensive income (see Note 15).

At November 1, 2003, the Company had State net operating loss carryforwards of approximately $1,326,000 expiring through October 2012, of which $466,000 may not be utilized until fiscal 2005. A valuation allowance has been provided for net operating losses that are not expected to be utilized.

                               2003 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Effective beginning in fiscal year 2003, the Company is subject to the New Jersey Alternative Minimum Assessment ("AMA") that was part of the Business Tax Reform Act passed in the State of New Jersey. Taxpayers are required to pay the AMA, which is based upon either New Jersey Gross Receipts or New Jersey Gross Profits, if the AMA exceeds the tax based on taxable net income. An election must be made in the first year to use either the Gross Profits or Gross Receipts method and must be kept in place for five years, at which time the election may be changed.

At November 1, 2003, the Company had a New Jersey AMA tax credit carryforward of $1,976,000. The utilization of this credit may commence in fiscal 2007 and at that time the amount of credit may be limited based on taxable net income. In addition, the Company has other state tax credit carryforwards of $98,000.

NOTE 14--COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in various legal actions and claims arising in the ordinary course of business. Management believes that the outcome of any such litigation and claims will not have a material effect on the Company's financial position or results of operations.

Shareholder Lawsuit

On March 27, 2002, certain shareholders (the "Plaintiffs") filed a derivative action against the Company, as nominal defendant, and against all five members of the Board of Directors (together, the "Defendants"), in their capacities as directors and/or officers of the Company. The lawsuit alleges that the Defendants breached their fiduciary duties to the Company and its shareholders and sought to "enrich and entrench themselves at the shareholders' expense" through their previous recommendation, implementation and administration of the 2001 Stock Incentive Plan (the "2001 Plan"), which was approved by the Company's shareholders on April 4, 2001, and by proposing an amendment to the 2001 Plan to increase the number of shares of Common Stock available for issuance by 65,000 shares and an amendment to the Company's amended and restated certificate of incorporation (the "Certificate of Incorporation") to create a classified Board of Directors consisting of five classes of directors, with only one class standing for election in any year for a five-year term. The shareholders of the Company approved the amendments to the 2001 Plan and the Certificate of Incorporation on May 8, 2002 (see Note 11).

On July 23, 2003, the Superior Court of New Jersey, Middlesex County (the "Court"), approved the settlement of the shareholder derivative action filed by the Plaintiffs. Pursuant to the terms of the settlement, 1) the Company's five-year classified board has been eliminated and the Defendants have agreed not to submit any proposal to the shareholders of the Company in connection with the implementation of a classified board for a five-year period ending on July 22, 2008; 2) the 2001 Plan was amended so that the maximum number of shares of the Company's common stock that can be awarded to any individual thereunder shall be 50,000; and 3) the 2001 Plan was amended to require that the exercise price of any options or other stock-based compensation granted thereunder shall be equal to the closing market price of the Company's common stock on the date of grant. In addition, the Company's Chairman of the Board returned to the Company 10,000 stock options previously awarded to him under the 2001 Plan.

The Plaintiffs have applied to the Court for an award of attorneys' fees in the amount of $975,000. The Company believes that the amount of the award of attorneys' fees sought by the Plaintiffs is unreasonable based upon the outcome of the litigation, and the Company will vigorously contest the Plaintiffs' fee application. The Company's directors and officers liability insurance carrier has reserved its rights under the Company's directors and officers liability insurance policy with respect to the claims made in the derivative action, including claims for the Plaintiffs' attorneys' fees and costs of defense, and has preliminarily advised the Company that certain of the claims made in the derivative action and related legal expenses are not, in the insurance carrier's view, covered by the policy. It is not possible, at this juncture, to predict the amount of fees that may be awarded to Plaintiffs or whether or to what extent any such fees and the Company's legal expenses for defending the derivative action will be covered by its directors and officers liability insurance policy. Accordingly, the Company has not accrued for legal fees and expenses which may be incurred in connection with this matter in the statements of operations for the fiscal year ended November 1, 2003.

Commitments

Purchase Commitments

At November 1, 2003, the Company had capital commitments (net of landlord contributions of $11,018,000) of $5,981,000 for leasehold improvements and $13,171,000 for equipment.

Employment Agreement

On November 2, 2003, the Company entered into a two-year employment agreement (the "Agreement") with its Chairman of the Board. The Agreement provides for an annual salary of $325,000 in fiscal 2004 and $275,000 in fiscal 2005. The Agreement also provides for participation in the Company's incentive compensation plan and 401(k) plan through the term of the Agreement. In addition, health and life insurance and postretirement benefits will be provided during the lifetime of both the Chairman of the Board or his spouse.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Guarantees

The Company remains contingently liable under leases assumed by third parties. As of November 1, 2003, the minimum annual rental under these leases amounted to approximately $1,633,000 expiring at various dates through 2011. The Company has not experienced and does not anticipate any material nonperformance by such third parties.

NOTE 15--RETIREMENT AND BENEFIT PLANS

Defined Benefit Plans

The Company sponsors two defined benefit pension plans covering administrative personnel and members of a union. Employees covered under the administrative pension plan earned benefits based upon a percentage of annual compensation and could make voluntary contributions to the plan. Employees covered under the union pension benefit plan earn benefits based on a fixed amount each year of service. The Company's funding policy is to pay at least the minimum contribution required by the Employee Retirement Income Security Act of 1974. The plans' assets consist primarily of publicly traded stocks and fixed income securities. As of November 1, 2003 and November 2, 2002, the plans' assets included common stock of the Company with a fair value of $939,000 and $1,004,000, respectively.

A summary of the plans' funded status and the amounts recognized in the consolidated balance sheets as of November 1, 2003 and November 2, 2002 follows:

                                                                                                  November 1,       November 2,
                                                                                                     2003               2002
                                                                                                  -----------------------------
      Change in benefit obligation
        Benefit obligation--beginning of year ............................................          $(7,807)          $(7,178)
        Service cost .....................................................................             (117)              (94)
        Interest cost ....................................................................             (529)             (511)
        Actuarial gain (loss) ............................................................           (1,070)             (625)
        Benefits paid ....................................................................              637               601
                                                                                                    -------------------------
        Benefit obligation--end of year ..................................................           (8,886)           (7,807)
                                                                                                    -------------------------
      Change in plan assets
        Fair value of plan assets--beginning of year .....................................            4,788             5,913
        Actual return (loss) on plan assets ..............................................              303              (995)
        Employer contributions ...........................................................            1,307               675
        Benefits paid ....................................................................             (637)             (601)
        Administrative expense ...........................................................               --              (204)
                                                                                                    -------------------------
        Fair value of plan assets--end of year ...........................................            5,761             4,788
                                                                                                    -------------------------
      Funded status ......................................................................           (3,125)           (3,019)
      Unrecognized prior service cost ....................................................              242               292
      Unrecognized net loss from past experience different from that assumed .............            5,274             4,827
      Unrecognized transition asset ......................................................               --                --
      Adjustment required to recognize minimum liability .................................           (5,516)           (5,119)
                                                                                                    -------------------------
      Accrued pension cost ...............................................................          $(3,125)          $(3,019)
                                                                                                    =========================

Pension expense consists of the following:

                                                                                   Fiscal 2003      Fiscal 2002     Fiscal 2001
                                                                                   --------------------------------------------
      Service cost--benefits earned during the period ........................        $   117         $    94         $    63
      Interest expense on benefit obligation .................................            529             511             454
      Expected return on plan assets .........................................           (388)           (475)           (488)
      Settlement (gain) loss recognized ......................................            318             350              --
      Amortization of prior service costs ....................................             49              37              37
      Amortization of unrecognized net loss (gain) ...........................            391             197              67
      Amortization of unrecognized transition obligation (asset) .............             --              (5)             (5)
                                                                                      ---------------------------------------
      Total pension expense ..................................................        $ 1,016         $   709         $   128
                                                                                      =======================================

The discount rate used in determining the actuarial present value of the projected benefit obligation ranged from 6.25% to 7.00% at November 1, 2003, and 7.00% to 7.25% at November 2, 2002. The expected long-term rate of return on plan assets was 8.00% at November 1, 2003 and November 2, 2002.

On September 30, 1997, the Company adopted an amendment to freeze all future benefit accruals relating to the plan covering administrative personnel. A curtailment gain of $55,000 was recorded related to this amendment.

                               2003 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

At November 1, 2003 and November 2, 2002, the accumulated benefit obligation exceeded the fair value of the plans' assets in both defined benefit plans. The provisions of Statement of Financial Accounting Standards No. 87 ("SFAS 87"), "Employers' Accounting for Pensions," require recognition in the balance sheet of an additional minimum liability and related intangible asset for pension plans with accumulated benefits in excess of plan assets; any portion of such additional liability which is in excess of the plans' prior service cost is reflected as a direct charge to equity, net of related tax benefit. Accordingly, at November 1, 2003 and November 2, 2002, a liability of $5,516,000 and $5,119,000, respectively, was included in other long-term liabilities, an intangible asset equal to the prior service cost of $242,000 and $292,000, respectively, is included in other assets, and a charge of $3,164,000 and $2,896,000, net of deferred taxes of $2,110,000 and $1,931,000, respectively, is reflected as a minimum pension liability in shareholders' equity in the Consolidated Balance Sheet.

Multi-Employer Plans

Health, welfare, and retirement expense was approximately $17,230,000 in fiscal 2003, $13,240,000 in fiscal 2002 and $10,440,000 in fiscal 2001, under plans covering union employees. Such plans are administered through the unions involved. Under Federal legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. The Company participates in a number of these pension plans and may have a potential obligation as a participant. The information required to determine the total amount of this contingent obligation as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. However, the Company has no present intention of withdrawing from any of these plans, nor has the Company been informed that there is any intention to terminate such plans.

401(k)/Profit Sharing Plan

The Company maintains an employee 401(k) Savings Plan (the "Plan") for all qualified non-union employees. Employees are eligible to participate in the Plan after completing one year of service (1,000 hours) and attaining age 21. Employee contributions are discretionary to a maximum of 30% of eligible compensation, to a maximum of $12,000. The Company matches 25% of the employees' contributions up to 6% of employee compensation. The Company has the right to make additional discretionary contributions, which are allocated to each eligible employee in proportion to their eligible compensation, which was 2.00% for fiscal years 2003, 2002 and 2001. 401(k) expense for the fiscal years 2003, 2002 and 2001 was approximately $715,000, $630,000 and $607,000, respectively.

NOTE 16--OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

Postretirement Benefits

The Company will provide certain current officers and provides former officers with supplemental income payments and limited medical benefits during retirement. The Company recorded an estimate of deferred compensation payments to be made to the officers based on their anticipated period of active employment and the relevant actuarial assumptions at November 1, 2003 and November 2, 2002, respectively.

A summary of the plan's funded status and the amounts recognized in the balance sheets as of November 1, 2003 and November 2, 2002, follows:

                                                                                                  November 1,       November 2,
                                                                                                      2003              2002
                                                                                                  -----------------------------
      Change in benefit obligation
        Benefit obligation--beginning of year ............................................          $(4,656)          $(3,380)
        Service cost .....................................................................             (125)             (106)
        Interest cost ....................................................................             (271)             (238)
        Actuarial gain (loss) ............................................................               13              (979)
        Benefits paid ....................................................................               20                47
                                                                                                    -------------------------
        Benefit obligation--end of year ..................................................           (5,019)           (4,656)
                                                                                                    -------------------------
      Change in plan assets
        Fair value of plan assets--beginning of year .....................................               --                --
        Actual return on plan assets .....................................................               --                --
        Employer contributions ...........................................................               20                47
        Benefits paid ....................................................................              (20)              (47)
                                                                                                    -------------------------
        Fair value of plan assets--end of year ...........................................               --                --
                                                                                                    -------------------------
      Funded status ......................................................................           (5,019)           (4,656)
      Unrecognized prior service cost ....................................................              200               113
      Unrecognized net loss from past experience different from that assumed .............            1,890             2,150
                                                                                                    -------------------------
      Accrued postretirement benefit cost ................................................          $(2,929)          $(2,393)
                                                                                                    =========================

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Net postretirement benefit expense consists of the following:

                                                                             Fiscal 2003     Fiscal 2002     Fiscal 2001
                                                                             -------------------------------------------
      Service cost--benefits earned during the period .................           $125           $106           $103
      Interest expense on benefit obligation ..........................            271            238            214
      Expected return on plan assets ..................................             --             --             --
      Amortization of prior service costs .............................             23             23             23
      Amortization of unrecognized net loss (gain) ....................            137            108             92
      Amortization of unrecognized transition obligation (asset) ......             --             --             --
                                                                                  ----------------------------------
      Postretirement benefit expense ..................................           $556           $475           $432
                                                                                  ==================================

The assumed discount rate used in determining the postretirement benefit obligation was 7.00% and 7.25% as of November 1, 2003 and November 2, 2002, respectively. The weighted average rate of compensation increase was 4.00% at November 1, 2003 and 5.50% at November 2, 2002.

Postemployment Benefits

Under SFAS No. 112, the Company is required to accrue the expected cost of providing postemployment benefits, primarily short-term disability payments, over the working careers of its employees.

The accrued liability under SFAS No. 112 as of November 1, 2003 and November 2, 2002 was $454,000 and $399,000, respectively.

NOTE 17--EARNINGS PER SHARE

                                                                           Fiscal 2003    Fiscal 2002     Fiscal 2001
                                                                           ------------------------------------------
      Basic EPS
        Net income available to common shareholders ..............          $    2,283     $    3,240     $    3,938
                                                                            ========================================
        Weighted average shares outstanding ......................             986,789      1,024,235      1,111,727
                                                                            ----------------------------------------
        Per share amount .........................................          $     2.31     $     3.16     $     3.54
                                                                            ========================================
      Effect of Dilutive Securities
        Stock Options--Incremental Shares ........................              24,561         51,795         12,465
                                                                            ========================================
      Dilutive EPS
        Weighted average shares outstanding including
        incremental shares .......................................           1,011,350      1,076,030      1,124,192
                                                                            ----------------------------------------
        Per share amount .........................................          $     2.26     $     3.01     $     3.50
                                                                            ========================================

NOTE 18--NONCASH INVESTING AND FINANCING ACTIVITIES

During fiscal 2003, 2002 and 2001, the Company retired property and equipment with an original cost of $7,280,000, $37,000 and $2,173,000 and accumulated depreciation of $7,117,000, $33,000 and $2,109,000, respectively.

During fiscal 2003 and 2002, the Company reclassed $12,854,000 and $4,584,000, respectively, of construction in progress to leasehold improvements and equipment. In addition, during fiscal 2003, the Company reclassed $829,000 of deposits on equipment to equipment.

At November 1, 2003, the Company had an additional minimum pension liability of $5,516,000, a related intangible asset of $242,000 and a direct charge to equity of $3,164,000, net of deferred taxes of $2,110,000. At November 2, 2002, the Company had an additional minimum pension liability of $5,119,000, a related intangible asset of $292,000 and a direct charge to equity of $2,896,000, net of deferred taxes of $1,931,000. At November 3, 2001, the Company had an additional minimum pension liability of $3,399,000, a related intangible asset of $199,000 and a direct charge to equity of $1,920,000, net of deferred taxes of $1,280,000.

                               2003 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

During fiscal 2003, capital lease obligations of $60,553,000 were incurred when the Company entered into leases for four new stores and two existing stores. During fiscal 2002, capital lease obligations of $9,958,000 were incurred when the Company entered into a lease for one new store.

During fiscal 2003, the required investment in Wakefern increased from a maximum per store of $550,000 to $650,000. This resulted in an increase of $2,088,000 in the investment and obligations due Wakefern.

During fiscal 2003, the Company was required to make additional investments in Wakefern of $1,200,000 and Insure-Rite, Ltd. of $127,000, respectively, for two new stores, which opened during fiscal 2003. In conjunction with these investments, liabilities were assumed for the same amount.

During fiscal 2002, $10,653,000 of outstanding Capital Expenditure loans were combined into the Company's Term Loan.

During fiscal 2001, the Company recorded an increase in capital in excess of par and deferred compensation expense of $1,817,000 in accordance with its stock option plan.

NOTE 19--UNAUDITED SUMMARIZED CONSOLIDATED QUARTERLY INFORMATION

Summarized quarterly information for the years ended November 1, 2003 and November 2, 2002 was as follows:

                                                                              Thirteen Weeks Ended
                                                              ------------------------------------------------------
                                                              February 1,      May 3,        August 2,   November 1,
                                                                  2003          2003            2003         2003
                                                              ------------------------------------------------------
      Sales ..........................................          $257,091      $254,578       $271,333      $266,651
      Gross profit ...................................            64,757        66,583         70,022        71,635
      Net income .....................................               349           128            576         1,230
      Earnings available per share:
        Basic ........................................               .35           .13            .58          1.25
        Diluted ......................................               .34           .13            .57          1.22

                                                                                Thirteen Weeks Ended
                                                               -----------------------------------------------------
                                                               February 2,      May 4,      August 3,    November 2,
                                                                   2002          2002          2002          2002
                                                               -----------------------------------------------------
      Sales ..........................................          $252,027      $235,236       $241,544      $234,804
      Gross profit ...................................            63,392        58,883         62,289        60,527
      Net income .....................................             1,267           183          1,203           587
      Earnings available per share:
        Basic ........................................              1.17           .18           1.22           .59
        Diluted ......................................              1.12           .17           1.15           .57

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Foodarama Supermarkets, Inc.
Howell, New Jersey

We have audited the accompanying consolidated balance sheets of Foodarama Supermarkets, Inc. and Subsidiaries as of November 1, 2003 and November 2, 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years ended November 1, 2003, November 2, 2002 and November 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Foodarama Supermarkets, Inc. and Subsidiaries as of November 1, 2003 and November 2, 2002, and the results of their operations and their cash flows for the fiscal years ended November 1, 2003, November 2, 2002 and November 3, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, during the year ended November 1, 2003 the Company changed its method of accounting for goodwill in accordance with the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets."


                                          /s/ Amper, Politziner & Mattia, P.C.

                                              AMPER, POLITZINER & MATTIA, P.C.

January 13, 2004
Edison, New Jersey

Officers and Directors

Directors

Joseph J. Saker+
Chairman of the Board,
Foodarama Supermarkets, Inc.

Richard J. Saker+
President and Secretary,
Foodarama Supermarkets, Inc.

Albert A. Zager*
Member, Carton, Arvanitis, McGreevy,
Argeris, Zager & Aikins, L.L.C.,
Attorneys at Law

Charles T. Parton*
Chairman of the Board,
Two River Community Bank

Robert H. Hutchins*
President and Managing Director,
Hutchins, Farrell, Meyer & Allison, P.A.,
Certified Public Accountants

*Member, Audit & Stock Option Committees
+Member, Executive Committee

Executive Officers

Joseph J. Saker
Chairman of the Board

Richard J. Saker
President, Secretary and
Chief Executive Officer

Michael Shapiro
Senior Vice President,
Chief Financial Officer and Treasurer

Emory A. Altobelli
Senior Vice President,
Corporate Subsidiaries and Services

Carl L. Montanaro
Senior Vice President,
Sales and Merchandising

Joseph J. Saker, Jr.
Senior Vice President,
Marketing and Advertising

Robert V. Spires
Senior Vice President,
Human Resources and Labor Relations

Joseph C. Troilo
Senior Vice President,
Financial Administration,
Assistant Secretary
and Assistant Treasurer

General Counsel

Giordano, Halleran & Ciesla, P.C.
125 Half Mile Road
Middletown, NJ 07748

Auditors

Amper, Politziner & Mattia, P.C.
2015 Lincoln Highway
P.O. Box 988
Edison, NJ 08818-0988

Transfer Agent & Registrar

American Stock Transfer Company
59 Maiden Lane
New York, NY 10038

Corporate Offices

922 Highway 33
Building 6, Suite 1
Howell, NJ 07731
(732) 462-4700

Form 10-K Report

A copy including the financial statements and the financial statement schedules, of the Company's Form 10-K Annual Report, as filed with the Securities and Exchange Commission, is available to shareholders without charge upon written request to:

Mr. Joseph C. Troilo
Senior Vice President
Foodarama Supermarkets, Inc.
922 Highway 33
Building 6, Suite 1
Freehold, NJ 07728

Designed by Curran & Connors, Inc. / www.curran-connors.com

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                                  ShopRite(R)

                          FOODARAMA SUPERMARKETS, INC.
     922 Highway 33, Building 6, Suite 1, Howell, New Jersey (732) 462-4700